Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Eagle Supply Group, Inc.

at

$2.20 Net Per Share

by

Gulfco Acquisition, Inc.,

a wholly owned subsidiary of

Gulfside Supply, Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, SEPTEMBER 13, 2004, UNLESS THE OFFER IS EXTENDED.

THE OFFER IS BEING MADE PURSUANT TO AN AGREEMENT AND PLAN OF MERGER, DATED AS OF AUGUST 5, 2004 (THE “MERGER AGREEMENT”), BY AND AMONG GULFSIDE SUPPLY, INC. (“GULFSIDE”), GULFCO ACQUISITION, INC. (THE “PURCHASER”), AND EAGLE SUPPLY GROUP, INC. (THE “COMPANY”). THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER A NUMBER OF SHARES OF COMMON STOCK, PAR VALUE $0.0001 PER SHARE (THE “SHARES”), OF THE COMPANY THAT REPRESENT AT LEAST 80.0% OF THE THEN OUTSTANDING SHARES ON A FULLY DILUTED BASIS (AS DEFINED HEREIN). THE OFFER IS ALSO SUBJECT TO OTHER CONDITIONS. SEE SECTION 14—“CERTAIN CONDITIONS OF THE OFFER.”

ACTING UPON THE UNANIMOUS RECOMMENDATION OF THE SPECIAL COMMITTEE (AS DEFINED HEREIN), THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY (I) DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER DESCRIBED HEREIN ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY, (II) APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, AND APPROVED THE STOCK OPTION AGREEMENT (AS DEFINED HEREIN), THE SECURITIES PURCHASE AND TENDER AGREEMENT (AS DEFINED HEREIN), AND THE TRANSACTIONS CONTEMPLATED THEREBY AND (III) RECOMMENDS THAT THE COMPANY’S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

IMPORTANT

Any stockholder of the Company wishing to tender Shares in the Offer must (i) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined herein) together with certificates representing the Shares tendered or follow the procedure for book-entry transfer set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” or (ii) request such stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the stockholder. A stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if such stockholder wishes to tender such Shares.

Any stockholder of the Company who wishes to tender Shares and cannot deliver certificates representing such Shares and all other required documents to the Depositary on or prior to the Expiration Date (as defined herein) or who cannot comply with the procedures for book-entry transfer on a timely basis may tender such Shares pursuant to the guaranteed delivery procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Questions and requests for assistance may be directed to the Information Agent at its address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents.

The date of this Offer to Purchase is August 16, 2004

SUMMARY TERM SHEET

Gulfco Acquisition, Inc. is offering to purchase all of the outstanding shares of common stock of Eagle Supply Group, Inc. for $2.20 net per share in cash, without interest. The following are some of the questions you, as a stockholder of Eagle, may have and answers to those questions. We urge you to read carefully the remainder of this Offer to Purchase, the Letter of Transmittal, and Eagle’s Solicitation/Recommendation Statement on Schedule 14D-9, which is being mailed to you with these materials, because the information in this summary term sheet is not complete. Additional important information is contained in the remainder of this Offer to Purchase, the Letter of Transmittal, and the Schedule 14D-9.

Who is offering to buy my securities?

Our name is Gulfco Acquisition, Inc. We are a Delaware corporation formed for the purpose of making a tender offer for all of the outstanding common stock of Eagle. We are a wholly owned subsidiary of Gulfside Supply, Inc., a Florida corporation. See the “Introduction” to this Offer to Purchase and Section 8—“Certain Information Concerning Gulfside and the Purchaser.”

What are the classes and amounts of securities sought in the offer?

We are seeking to purchase all of the outstanding shares of common stock of Eagle. See the “Introduction” to this Offer to Purchase and Section 1—“Terms of the Offer.”

How much are you offering to pay? What is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $2.20 per share, net to you, in cash, without interest. If you are the record owner of your shares and you tender your shares to us in the offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker or other nominee, and your broker or nominee tenders your shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase. Payments made to you in connection with the offer or the merger may also be subject to “backup withholding” at a rate of 28.0%, if certain requirements are not met. See Section 5—“Certain United States Federal Income Tax Consequences.”

Do you have the financial resources to make payment?

Yes. We will obtain from Gulfside all necessary funds to purchase the shares. The offer is not conditioned upon any financing arrangements or any financing condition. Gulfside intends to obtain the necessary funds by drawing on a financing commitment from Fleet Capital Corporation doing business as Bank of America Business Capital. In connection with the financing, James S. Resch, the President and owner of Gulfside, will make a capital contribution of $10.0 million to Gulfside. Mr. Resch intends to obtain the necessary funds by drawing on a financing commitment from SunTrust Bank. See Section 5—“Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender in the offer?

No. We do not believe our financial condition is relevant to your decision whether to accept the offer and tender your shares because:

•	the offer is being made for all outstanding shares solely for cash;

•	we, through Gulfside, will have sufficient funds available to purchase all shares validly tendered in the offer;

•	the offer is not subject to any financing condition; and

•	if we consummate the offer, we will acquire all remaining shares for the same cash price in the merger.

See Section 5—“Source and Amount of Funds.”

What does the Eagle Board of Directors think of the offer?

We are making the offer pursuant to the merger agreement, which has been approved by the board of directors of Eagle. Acting upon the unanimous recommendation of a special committee, comprised solely of independent directors, the board of directors of Eagle unanimously (1) determined that the terms of the offer and the merger are fair to and in the best interests of the stockholders of Eagle, (2) approved the merger agreement and the transactions contemplated thereby, including the offer and the merger, and approved the stock option agreement (discussed below), the securities purchase and tender agreement (discussed below), and the transactions contemplated thereby and (3) recommends that Eagle’s stockholders accept the offer and tender their shares pursuant to the offer. See the “Introduction” to this Offer to Purchase.

How long do I have to decide whether to tender in the offer?

You will have until at least 12:00 midnight, New York City time, on Monday, September 13, 2004, to tender your shares in the offer. Further, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Can the offer be extended and under what circumstances?

We have agreed in the merger agreement that:

•	Without the consent of Eagle, we may extend the offer beyond the scheduled expiration date if at that date any of the conditions to our obligation to accept for payment and to pay for the shares are not satisfied or, to the extent permitted by the merger agreement, waived.

•	Upon the request of Eagle, we will extend the offer beyond any scheduled expiration date for one or more periods not to exceed an aggregate of ten business days if, as of any expiration date, all of the conditions to our obligation to accept for payment and to pay for the shares (other than the condition relating to banking moratoriums or governmental limitations on the extension of credit generally by banks or other financial institutions) are not satisfied, but such conditions are reasonably capable of being satisfied during such period.

•	Without the consent of Eagle, we may generally extend the offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission or its staff applicable to the offer.

•	Without the consent of Eagle, we may extend the offer on one or more occasions aggregating not more than 20 business days beyond the latest expiration date that would be otherwise permitted above if, on such date, all of the conditions to our obligation to accept for payment and to pay for the shares have been satisfied or earlier waived, but the number of shares validly tendered and not withdrawn pursuant to the offer represents less than 90.0% of the outstanding shares on a fully diluted basis. For purposes of the offer, the phrase “on a fully diluted basis” means that the number of outstanding shares of Eagle shall be calculated in a manner that includes shares that could be issued upon the exercise of options and warrants with an exercise price less than or equal to the price per share paid in the offer.

•	If, on the expiration date of the offer, there is (1) any banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), or (2) any limitation

(whether or not mandatory) by any United States governmental entity on the extension of credit generally by banks or other financial institutions, subject to our right to terminate the merger agreement, we have agreed to extend the offer for up to ten business days.

•	If the minimum condition discussed below is satisfied, without the consent of Eagle, we may elect to provide a “subsequent offering period” for the offer. A subsequent offering period, if one is included, will be an additional period of not less than three or more than twenty business days beginning after we have purchased shares tendered during the offer, during which stockholders may tender, but not withdraw, their shares and receive the offer consideration.

See Section 1—“Terms of the Offer” of this Offer to Purchase for more details on our ability to extend the offer.

How will I be notified if the offer is extended?

If we extend the offer, we will inform SunTrust Bank (the depositary for the offer) of that fact and will make a public announcement of the extension not later than 9:00 a.m., Eastern time, on the next business day after the day on which the offer was scheduled to expire. See Section 1—“Terms of the Offer.”

What are the most significant conditions to the offer?

The most significant conditions to the offer are that:

•	We are not obligated to purchase any shares that are validly tendered unless the number of shares validly tendered and not withdrawn before the expiration date of the offer represents at least 80.0% of the then outstanding shares on a fully diluted basis. We call this condition the “minimum condition.”

•	We are not obligated purchase shares that are validly tendered if any change, effect, event or state of facts has occurred since the date of the merger agreement which, individually or together with other changes, effects, events or state of facts, materially and adversely affects the financial condition, business, operations or results of operations of the Company and its subsidiaries taken as a whole.

•	We are not obligated to purchase shares that are validly tendered if the board of directors of Eagle has withdrawn or modified or changed in an adverse manner its recommendation of the offer and the merger or recommended to Eagle’s stockholders an alternative acquisition proposal.

The offer is also subject to a number of other conditions. We can waive some of the conditions to the offer without Eagle’s consent. We cannot, however, waive the minimum condition without Eagle’s consent. See Section 14—“Conditions of the Offer.”

How do I tender my shares?

To tender shares, you must deliver the certificates representing your shares, together with a completed letter of transmittal and any other documents required by the letter of transmittal, to SunTrust Bank, the depositary for the offer, not later than the time the tender offer expires. If your shares are held in street name by your broker, dealer, bank, trust company or other nominee, the shares can be tendered by your nominee through The Depository Trust Company. If you are unable to deliver any required document or instrument to the depositary by the expiration of the tender offer, you may gain some extra time by having a broker, a dealer, a bank or other fiduciary that is an eligible institution guarantee that the missing items will be received by the depositary within three Nasdaq Stock Market trading days. For the tender to be valid, however, the depositary must receive the missing items within that three trading day period. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered shares?

You may withdraw shares at any time until the offer has expired and, if we have not accepted your shares for payment by 12:00 midnight, New York City time, September 13, 2004, you may withdraw them at any time after that date until we accept shares for payment. This right to withdraw will not apply to any subsequent offering period, if one is provided. See Section 4—“Withdrawal Rights.”

How do I withdraw previously tendered shares?

To withdraw shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the depositary while you still have the right to withdraw shares. See Section 4—“Withdrawal Rights.”

Have any stockholders of Eagle agreed to tender their shares?

Yes. Stockholders owning approximately 68% of the outstanding shares (on a fully diluted basis) of Eagle have entered into a securities purchase and tender agreement with us and Gulfside. Pursuant to the securities purchase and tender agreement, these stockholders have agreed to tender their shares in the offer, to vote their shares in favor of the approval and adoption of the merger agreement, to grant Gulfside, under certain circumstances, a proxy with respect to the voting of such shares, and to exercise any warrants held by such stockholders that have exercise prices at or below the offer price and tender the shares issued upon such exercise if doing so would cause the minimum condition to be satisfied. See the “Introduction” to this Offer to Purchase and Section 11—“The Merger Agreement and Related Agreements.”

If 80.0% of the shares are tendered and accepted for payment, will Eagle continue as a public company?

No. Following the purchase of shares in the offer we expect to consummate the merger. If the merger takes place, Eagle no longer will be publicly owned. Even if for some reason the merger does not take place, if we purchase all of the tendered shares, there may be so few remaining stockholders and publicly held shares that Eagle common stock will no longer be eligible to be traded on or through the Nasdaq SmallCap Market, the Boston Stock Exchange, or other securities exchanges, there may not be a public trading market for Eagle common stock, and Eagle may no longer be required to make filings with the Securities and Exchange Commission or otherwise comply with the SEC rules relating to publicly held companies. As soon as possible, and in any event promptly following the merger, we intend to cause the shares of Eagle to cease to be quoted on the Nasdaq SmallCap Market and traded on the Boston Stock Exchange and to cease to be registered under the Securities Exchange Act of 1934. See Section 13—“Effect of the Offer on the Market for the Shares; Registration Under the Exchange Act.”

Will the tender offer be followed by a merger if all of the Eagle shares are not tendered in the offer?

Yes. If we accept for payment and pay for at least 80.0% of the shares of Eagle on a fully diluted basis, Eagle will be merged with and into Gulfco Acquisition, Inc., and the separate corporate existence of Eagle will cease. If that merger takes place, Gulfside will own all of the shares of Gulfco Acquisition, Inc., as the surviving corporation, and all remaining stockholders of Eagle (other than Gulfside and stockholders properly exercising dissenters’ rights) will receive $2.20 per share in cash (or any higher price per share that is paid in the offer). See the “Introduction” to this Offer to Purchase.

If I decide not to tender, how will the offer affect my shares?

If you decide not to tender your shares and the merger described above occurs, you will receive the same amount of cash per share that you would have received had you tendered your shares in the offer, without any interest being paid on such amount, subject to any dissenters’ rights properly exercised under Delaware law.

Therefore, if the merger takes place and you do not exercise your right to dissent, the only difference to you between tendering your shares and not tendering your shares is that you will be paid earlier if you tender your shares. If you decide not to tender your shares in the offer and we purchase the tendered shares, but the merger does not occur, there may be so few remaining stockholders and publicly held shares that Eagle common stock will no longer be eligible to be traded on or through the Nasdaq SmallCap Market, the Boston Stock Exchange, or other securities exchanges and there may not be a public trading market for Eagle common stock. Also, as described above, Eagle may no longer be required to make filings with the Securities and Exchange Commission or otherwise comply with the SEC rules relating to publicly held companies. As soon as possible, and in any event promptly following the merger, we intend to cause the shares of Eagle to cease to be quoted on the Nasdaq SmallCap Market and traded on the Boston Stock Exchange and to cease to be registered under the Securities Exchange Act of 1934. See the “Introduction” to this Offer to Purchase and Section 13—“Effect of the Offer on the Market for the Shares; Registration Under the Exchange Act” of this Offer to Purchase.

What is the market value of my shares as of a recent date?

On August 5, 2004, the last trading day before we announced the acquisition, the last sale price of Eagle common stock reported on the Nasdaq SmallCap Market was $1.98 per share. The offer price of 2.20 per share represents a premium of approximately 11% over such price. On August 13, 2004, the last trading day before we commenced the tender offer, the last sale price of Eagle common stock reported on the Nasdaq SmallCap Market was $2.17. We encourage you to obtain a recent quotation for shares of Eagle common stock in deciding whether to tender your shares. See Section 6—“Price Range of Shares; Dividends.”

Generally, what are the United States federal income tax consequences of tendering shares?

The receipt of cash for shares pursuant to the offer or the merger will be a taxable transaction for United States federal income tax purposes and possibly for state, local and foreign income tax purposes as well. In general, if you sell your shares pursuant to the offer, or you receive cash in exchange for your shares pursuant to the merger, you will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and your adjusted tax basis in the shares sold pursuant to the offer or exchanged for cash pursuant to the merger. If the shares exchanged constitute capital assets in your hands, such gain or loss will be capital gain or loss. In general, capital gains recognized by an individual will be subject to a maximum United States federal income tax rate of 15.0%, if the shares were held for more than one year, and at ordinary income tax rates, if held for one year or less. See Section 5—“Certain United States Federal Income Tax Consequences.”

Whom should I talk to if I have questions about the tender offer?

You may call Georgeson Shareholder at (866) 432-2786 (toll free). Georgeson Shareholder is acting as the information agent for our tender offer. See the back cover of this Offer to Purchase.

To: The Holders of Common Stock of Eagle Supply Group, Inc.

INTRODUCTION

Gulfco Acquisition, Inc. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of Gulfside Supply, Inc., a Florida corporation (“Gulfside”), hereby offers to purchase all outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Eagle Supply Group, Inc., a Delaware corporation (the “Company”), at a price of $2.20 per Share, net to the seller in cash, without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 5, 2004 (the “Merger Agreement”), by and among Gulfside, the Purchaser and the Company. The Merger Agreement provides that the Company will be merged with and into the Purchaser (the “Merger”), with the Purchaser continuing as the surviving corporation (the “Surviving Corporation”), wholly owned by Gulfside. Pursuant to the Merger, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than Shares owned by the Company or Gulfside or any of Gulfside’s subsidiaries, all of which will be cancelled, and other than Shares that are held by stockholders, if any, who properly exercise their dissenters’ rights under the Delaware General Corporation Law (the “DGCL”)), will be converted into the right to receive $2.20 or any greater per Share price paid in the Offer in cash, without interest (the “Merger Consideration”).

In connection with the Merger Agreement, the Company, Gulfside and the Purchaser entered into a Stock Option Agreement (the “Stock Option Agreement”), pursuant to which the Company granted Gulfside and the Purchaser an irrevocable option (the “Top-Up Option”) to purchase a number of Shares equal to the Applicable Amount (as defined below) at any time prior to the earlier of (i) the termination of the Merger Agreement or (ii) 5:00 p.m., Tampa, Florida time, on the thirtieth business day (as defined below) following the expiration of the Offer, at an exercise price per Share equal to the Offer Price, as it may be increased in accordance with the Merger Agreement (the “Exercise Price”). The “Applicable Amount” means the number of Shares which, when added to the number of Shares owned (of record or beneficially) by Gulfside, the Purchaser and their respective subsidiaries immediately prior to the exercise of the Top-Up Option, would result in Gulfside, the Purchaser and their respective subsidiaries owning (of record or beneficially) in the aggregate, immediately after exercise of the Top-Up Option, 90.0% of the then issued and outstanding Shares. As used in this Offer to Purchase, “business day” has the meaning set forth in Rule 14d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Top-Up Option is not exercisable unless the Purchaser acquires 85.0% or more of the issued and outstanding Shares in the Offer.

In connection with the Merger Agreement, certain stockholders of the Company, who own 6,680,000 currently outstanding Shares in the aggregate and a warrant to purchase up to 1,000,000 Shares at an exercise price per share of $1.50 (approximately 68% of the outstanding Shares on a fully diluted basis), entered into a Securities Purchase and Tender Agreement (the “Securities Purchase and Tender Agreement”), dated as of August 5, 2004, with Gulfside and the Purchaser. Pursuant to the Securities Purchase and Tender Agreement, such stockholders have agreed, among other things, to tender the Shares held by them in the Offer, to vote such Shares in favor of the approval and adoption of the Merger Agreement, to grant Gulfside, under certain circumstances, a proxy with respect to the voting of such Shares in favor of the Merger upon the terms and subject to the conditions set forth therein, and to exercise the above-described warrant and tender the Shares issued upon such exercise if doing so would cause the minimum condition to be satisfied. For purposes of the Offer, “on a fully diluted basis” means, as of any date, on a basis that includes the number of Shares that are actually issued and outstanding plus the Shares that may be issued by the Company pursuant to warrants, options, rights, or obligations outstanding at that date that have exercise or conversion prices on a per share basis at or below the Offer Price, whether or not vested or then exercisable.

The Merger Agreement, the Stock Option Agreement, and the Securities Purchase and Tender Agreement are more fully described in Section 11—“The Merger Agreement and Related Agreements.”

Tendering stockholders who are record owners of their Shares and tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by the Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, bank, trust company, or other nominee should consult such institution as to whether it charges any service fees. Gulfside or the Purchaser will pay all charges and expenses of SunTrust Bank, as depositary (the “Depositary”), and Georgeson Shareholder, as information agent (the “Information Agent”), incurred in connection with the Offer. See Section 16—“Fees and Expenses.”

Acting upon the unanimous recommendation of a special committee, comprised solely of independent directors (the “Special Committee”), the Board of Directors of the Company (the “Company Board”) has unanimously (i) determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the stockholders of the Company, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and approved the Stock Option Agreement, the Securities Purchase and Tender Agreement, and the transactions contemplated thereby, and (iii) recommends that the Company’s stockholders accept the Offer and tender their shares pursuant to the Offer.

Morgan Joseph & Co. Inc. (“Morgan Joseph”), the Special Committee’s financial advisor, has delivered to the Special Committee and the Company Board its written opinion, dated August 3, 2004, to the effect that, as of such date and based on and subject to the matters stated in such opinion, the consideration to be received by holders of Shares (other than certain affiliated holders) pursuant to the Offer and the Merger Agreement is fair, from a financial point of view, to such holders. The full text of Morgan Joseph’s written opinion, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is included as an annex to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) under the Exchange Act, which is being mailed to stockholders with this Offer to Purchase. Stockholders are urged to read the full text of such opinion carefully and in its entirety.

The Offer is conditioned upon, among other things, there being validly tendered in accordance with the terms of the Offer and not withdrawn prior to the expiration date of the Offer that number of Shares that represents at least 80.0% of then outstanding Shares on a fully diluted basis (the “Minimum Condition”). The Offer is also subject to the satisfaction of certain other conditions. See Section 14—“Conditions of the Offer.”

The Company has advised Gulfside that, on August 5, 2004, 10,265,455 Shares were issued and outstanding and 1,000,000 Shares were subject to stock options and warrants that have exercise or conversion prices on a per share basis at or below the Offer Price. Neither Gulfside nor the Purchaser beneficially owns any Shares. Accordingly, the Purchaser believes that the Minimum Condition would be satisfied if approximately 9,012,365 Shares were validly tendered and not withdrawn prior to the expiration of the Offer.

The Merger Agreement provides that, promptly upon the purchase of and payment for Shares which represent at least 80.0% of the outstanding Shares (on a fully diluted basis), Gulfside will be entitled to elect or designate such number of directors, rounded up to the next whole number, on the Company Board that equals the product of (i) the total number of directors on the Company Board (giving effect to the directors designated by Gulfside pursuant to the Merger Agreement) and (ii) the percentage that the number of Shares so purchased and paid for bears to the total number of Shares then outstanding (on a fully diluted basis). The Company has agreed, upon request of the Purchaser, promptly to increase the size of the Company Board, secure the resignations of such number of directors, or both, as is necessary to enable Gulfside designees to be so elected or designated to the Company Board and, in accordance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, to cause Gulfside’s designees to be so elected; provided, however, that until the Effective Time there shall be at least three directors on the Company Board who were directors on the date of the Merger Agreement and who are not employees of the Company or affiliates, stockholders or employees of the Purchaser or Gulfside and who shall be deemed independent under NASD rules. See Section 11—“The Merger Agreement and Related Agreements.”

The Merger is subject to the satisfaction or waiver of certain conditions, including, if required, the approval and adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding Shares. If the Minimum Condition is satisfied, the Purchaser would have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of the Company. The Company has agreed, if required, to cause a meeting of its stockholders to be held as promptly as practicable following consummation of the Offer for the purposes of considering and taking action upon the approval and adoption of the Merger Agreement. Additionally, under the Delaware General Corporation Law, if the Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, the Purchaser would be able and intends to complete the Merger without a vote of the Company’s stockholders. Gulfside and the Purchaser have agreed to vote their Shares in favor of the approval and adoption of the Merger Agreement. See Section 11—“The Merger Agreement and Related Agreements.”

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), the Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4—“Withdrawal Rights.” The term “Expiration Date” means 12:00 midnight, New York City time, on Monday, September 13, 2004, unless the Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date on which the Offer, as so extended (other than any extension with respect to the Subsequent Offering Period described below), expires.

The Offer is conditioned upon the satisfaction of the Minimum Condition and the other conditions set forth in Section 14—“Conditions of the Offer.” Subject to the provisions of the Merger Agreement, the Purchaser may waive any or all of the conditions to its obligation to purchase Shares pursuant to the Offer (other than the Minimum Condition). If by the initial Expiration Date or any subsequent Expiration Date any or all of the conditions to the Offer have not been satisfied or waived, subject to the provisions of the Merger Agreement, the Purchaser may elect to (i) terminate the Offer and return all tendered Shares to tendering stockholders, (ii) waive all of the unsatisfied conditions (other than the Minimum Condition) and, subject to any required extension, purchase all Shares validly tendered by the Expiration Date and not properly withdrawn, (iii) extend the Offer and, subject to the right of stockholders to withdraw Shares until the new Expiration Date, retain the Shares that have been tendered until the expiration of the Offer as extended or (iv) amend the offer.

The Purchaser has agreed that, without the prior written consent of the Company, it will not make any change to the Offer that (i) amends or waives satisfaction of the Minimum Condition, (ii) decreases the Offer Price, (iii) changes the form of consideration payable in the Offer, (iv) decreases the number of Shares sought in the Offer, (v) imposes additional conditions to the Offer, (vi) amends any of the conditions in the Merger Agreement in any manner that is materially adverse to the holders of Shares, or (vii) amends any other term of the Offer in a manner that is materially adverse to the holders of Shares.

Subject to the terms of the Merger Agreement, the Purchaser may, without the consent of the Company, (i) extend the Offer beyond the scheduled Expiration Date if any of the conditions to the Purchaser’s obligation to accept for payment and to pay for the Shares are not satisfied or, to the extent permitted by the Merger Agreement, waived, (ii) extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or its staff applicable to the Offer, or (iii) extend the Offer on one or more occasions aggregating not more than 20 business days beyond the latest Expiration Date that would otherwise be permitted above if, on such date, all of the conditions to the Purchaser’s obligation to accept for payment and to pay for the Shares have been satisfied or waived, but the number of shares validly tendered and not withdrawn pursuant to the Offer represents less than 90.0% of the outstanding shares on a fully diluted basis. If the Purchaser extends the Offer as described in clause (iii) above, the Purchaser shall be deemed to have waived both its right to terminate the Merger Agreement under the circumstances set forth in paragraphs (b)(iii), (c)(iv) and (c)(v) in Section 11—“The Merger Agreement and Related Agreements—Termination” and the conditions to the Offer described in paragraphs (d), (e) and (f) of Section 14—“Conditions to the Offer” (other than those relating to willful and knowing breaches of the Company’s obligations).

The Merger Agreement provides that if, on the scheduled Expiration Date, (i) any of the events set forth in paragraph (c) of Section 14—“Conditions of the Offer” shall have occurred and be continuing (and the condition with respect thereto shall not have been waived by Purchaser), subject to the Purchaser’s right to terminate the Merger Agreement in accordance with its terms, the Purchaser must extend the Offer for up to ten business days. The Merger Agreement also provides that, upon the request of the Company, the Purchaser will extend the Offer beyond any scheduled Expiration Date for one or more periods not to exceed an aggregate of ten business day if, as of such date, all of the conditions set forth in Section 14—“Conditions of the Offer” (other than that set forth in paragraph (c)) are not satisfied, but such conditions are reasonably capable of being satisfied during such period.

The Merger Agreement also provides that, if the Minimum Condition is satisfied and the Purchaser purchases Shares in the Offer, the Purchaser may, in its sole discretion, provide a subsequent offering period in accordance with Rule 14d-11 of the Exchange Act (a “Subsequent Offering Period”). A Subsequent Offering Period is an additional period of time from three to 20 business days in length, beginning after the Purchaser purchases Shares tendered in the Offer, during which time stockholders may tender, but not withdraw, their Shares and receive the Offer Price. Rule 14d-11 provides that the Purchaser may include a Subsequent Offering Period so long as, among other things, (i) the Offer remained open for a minimum of 20 business days and has expired, (ii) all conditions to the Offer are deemed satisfied or waived by the Purchaser on or before the Expiration Date, (iii) the Purchaser accepts and promptly pays for all Shares tendered during the Offer prior to Expiration Date, (iv) the Purchaser announces the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 a.m. Eastern time on the next business day after the Expiration Date and immediately begins the Subsequent Offering Period, and (v) the Purchaser immediately accepts and promptly pays for Shares as they are tendered during the Subsequent Offering Period. In the event that the Purchaser elects to provide a Subsequent Offering Period, it will provide an announcement to that effect by issuing a press release to a national news service prior to 9:00 a.m., Eastern time, on the next business day after the previously scheduled Expiration Date. Any Shares tendered during a Subsequent Offering Period may not be withdrawn.

Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement (including the provisions discussed above with respect to required extensions of the Offer and prohibited amendments), the Purchaser expressly reserves the right, in its sole discretion (i) to terminate the Offer if any of the conditions set forth in Section 14—“Conditions of the Offer” have not been satisfied, (ii) to waive any condition to the Offer (other than the Minimum Condition) or (iii) otherwise amend the Offer in any respect, in each case by giving oral or written notice of such extension, termination, waiver or amendment to the Depositary and by making a public announcement thereof.

The rights reserved by the Purchaser by the preceding paragraph are in addition to the Purchaser’s rights set forth in Section 14—“Conditions of the Offer.” Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service.

If the Purchaser extends the Offer or if the Purchaser (whether before or after its acceptance for payment of Shares) is delayed in its acceptance for payment of or payment for Shares or if it is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer, the Depositary may retain tendered Shares on behalf of the Purchaser, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights.” However, the ability of the Purchaser to delay the payment for Shares that the Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of such bidder’s offer.

If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer, other than a change in price, percentage of securities sought or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the materiality of the changes. In the SEC’s view, an offer should remain open for a minimum of five business days from the date any material change is first published, sent or given to stockholders and, if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of ten business days may be required to allow for adequate dissemination and investor response. Accordingly, if, prior to the Expiration Date, the Purchaser decreases the number of Shares being sought or increases or decreases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or decrease is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of such tenth business day.

The Company has provided the Purchaser with the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2. Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the satisfaction or waiver of all the conditions to the Offer set forth in Section 14—“Conditions of the Offer,” the Purchaser will accept for payment and will pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn promptly after the Expiration Date. Subject to the Merger Agreement and compliance with Rule 14e-1(c) under the Exchange Act, the Purchaser expressly reserves the right to delay payment for Shares in order to comply in whole or in part with any applicable law. See Section 15—“Certain Legal Matters; Regulatory Approvals.” If the Purchaser decides to include a Subsequent Offering Period, Purchaser will accept for payment, and promptly pay for, all validly tendered Shares as they are received during the Subsequent Offering Period. See Section 1—“Terms of the Offer.”

In all cases (including during any Subsequent Offering Period), payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against such participant.

For purposes of the Offer (including during any Subsequent Offering Period), the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or the Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to the Purchaser’s rights under the Offer hereof, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Under no circumstances will interest on the Offer Price for Shares be paid, regardless of any delay in making payment for such Shares.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

If, prior to the Expiration Date, the Purchaser increases the price per share offered to Company stockholders in the Offer, the Purchaser will pay the increased price to all Company stockholders from whom the Purchaser purchases Shares in the Offer, regardless of whether or not the Shares were tendered before the increase in price, if any. As of the date of this Offer to Purchase, the Purchaser and Gulfside have no intention to increase the price per share in the Offer.

3. Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder validly to tender Shares pursuant to the Offer, either (1) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of

Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (B) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date (or, with respect to any Subsequent Offering Period, if one is provided, prior to the expiration thereof), or (2) the tendering stockholder must comply with the guaranteed delivery procedures described below.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date (or, with respect to any Subsequent Offering Period, if one is provided, prior to the expiration thereof), or the tendering stockholder must comply with the guaranteed delivery procedure described below.

DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

Signature Guarantees. All signatures on the Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program or any other “eligible grantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively, “Eligible Institutions”) unless (i) the Letter of Transmittal is signed by the registered holder (which term, for purposes of this Section 3 includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is an Eligible Institution. In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued, in the name of a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered; provided that all of the following conditions are satisfied:

(i)   such tender is made by or through an Eligible Institution;

(ii)  a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by the Purchaser, is received prior to the Expiration Date by the Depositary as provided below; and

(iii) the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three Nasdaq Stock Market trading days after the date of execution of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by the Purchaser.

Other Requirements. Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) Share Certificates or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (ii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the Offer Price to be paid by the Purchaser for the Shares, regardless of any extension of the Offer or any delay in making such payment.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. The Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Purchaser in its sole discretion, which determination shall be final and binding on all parties. The Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. The Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of the Purchaser. None of Gulfside, the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Appointment. By executing the Letter of Transmittal as set forth above (or, in the case of a book-entry transfer, by delivering an Agent’s Message in lieu of the Letter of Transmittal), the tendering stockholder will irrevocably appoint designees of the Purchaser, and each of them, as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the Company’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. The Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the Purchaser’s acceptance for payment of such Shares, the Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders.

Backup Withholding. Under the “backup withholding” provisions of United States federal income tax law, the Depositary may be required to withhold 28.0% of the amount of any payments pursuant to the Offer. In order to prevent backup withholding with respect to payments to certain stockholders of the Offer Price for Shares purchased pursuant to the Offer, each such stockholder must provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) and certify that such stockholder is not subject to backup withholding by completing the Substitute Form W-9 in the Letter of Transmittal. Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. If a stockholder does not provide its correct TIN or fails to provide the certifications described above, the Internal Revenue Service may impose a penalty on the stockholder and payments of cash to the stockholder pursuant to the Offer may be subject to backup withholding. All stockholders surrendering Shares pursuant to the Offer should complete and sign the Substitute Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Non-corporate foreign stockholders should complete and sign an appropriate Form W-8 (a copy of which may be obtained from the Depositary) in order to avoid backup withholding. See Instruction 8 of the Letter of Transmittal.

4. Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after October 15, 2004.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures.

If the Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date or during the Subsequent Offering Period (if any) by following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

No withdrawal rights will apply to Shares tendered into a Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. See Section 1—“Terms of the Offer.”

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding. None of Gulfside, the Purchaser, the Depositary, the Information Agent or any other person will be under duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. Certain United States Federal Income Tax Consequences.

The following is a general summary of certain United States federal income tax consequences of the Offer and the Merger relevant to a beneficial holder of Shares whose Shares are tendered and accepted for payment pursuant to the Offer or whose shares are converted into the right to receive cash in the Merger (a “Holder”). This discussion is for general information only and does not purport to consider all aspects of United States federal income taxation that may be relevant to Holders. The discussion is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect as of the date hereof and all of which are subject to change (possibly with retroactive effect). This discussion applies only to Holders that hold Shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment) and does not apply to Shares acquired pursuant to the exercise of employee stock options or otherwise as compensation, shares held as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment, or to certain types of Holders (including, without limitation, financial institutions, insurance companies, tax-exempt organizations and dealers in securities) that may be subject to special rules. This discussion does not address the United States federal income tax consequences to a Holder that, for United States federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust and does not consider the effect of any state, local, foreign or other tax laws.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH SHAREHOLDER SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR TAX EFFECTS TO SUCH SHAREHOLDER OF THE OFFER AND THE PROPOSED MERGER, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS.

The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local and foreign income and other tax laws. For United States federal income tax purposes, a Holder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will generally recognize capital gain or loss equal to the difference (if any) between the amount of cash received and the Holder’s adjusted tax basis in Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Gain or loss must be determined separately for each block of Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger (for example, Shares acquired at the same cost in a single transaction). Such capital gain or loss will be long-term capital gain or loss if the Holder has held such Shares for more than one year at the time of the completion of the Offer or consummation of the Merger. Long-term capital gain of noncorporate stockholders generally is subject to federal income tax at the maximum rate of 15.0%. There are limitations on the deductibility of capital losses.

Payments in connection with the Offer or the Merger may be subject to “backup withholding” at a rate of 28.0% unless a Holder of Shares (i) provides a correct TIN (which, for an individual Holder, is the Holder’s social security number) and any other required information, or (ii) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, and otherwise complies with applicable requirements of the backup withholding rules. A Holder that does not provide a correct TIN may be subject to penalties imposed by the Internal Revenue Service (the “IRS”). Holders may prevent backup withholding by completing and signing the Substitute Form W-9 included as part of the Letter of Transmittal. Any amount paid as backup withholding does not constitute an additional tax and will be creditable against the Holder’s United States federal income tax liability, provided that the required information is given to the IRS. If backup withholding results in an overpayment of taxes, a refund may be obtained from the IRS. Each Holder should consult its tax advisor as to such Holder’s qualification for exemption from backup withholding and the procedure for obtaining such exemption.

6. Price Range of Shares; Dividends.

The Shares are quoted on the Nasdaq SmallCap Market under the symbol “EEGL.” The following table sets forth, for the periods indicated, the high and low sale prices per Share. Share prices are as reported on the Nasdaq SmallCap Market based on published financial sources. The Company did not declare or pay cash dividends on the Shares for the periods represented below.

	High	Low
Calendar Year 2002:
Third Quarter	$2.72	$1.02
Fourth Quarter	1.20	0.81
Calendar Year 2003:
First Quarter	$1.00	$0.62
Second Quarter	1.87	0.66
Third Quarter	2.75	1.20
Fourth Quarter	3.14	2.25
Calendar Year 2004:
First Quarter	$2.62	$1.30
Second Quarter	2.40	1.96
Third Quarter through August 13, 2004	2.24	1.70

On August 5, 2004, the last full day of trading before the public announcement of the execution of the Merger Agreement, the closing price of the Shares on the Nasdaq SmallCap market was $1.98 per Share. On August 13, 2004, the last full day of trading before the commencement of the Offer, the closing price of the Shares on the Nasdaq SmallCap Market was $2.17 per Share. Under the terms of the Merger Agreement, the Company is not permitted to declare, set aside for payment or pay any dividend or distribution with respect to the Shares.

WE URGE YOU TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

7. Certain Information Concerning the Company.

General. The Company is a Delaware corporation with its principal offices located at 122 East 42nd Street, New York, New York 10168. The telephone number of the Company is (212) 986-6190. The Company, which was founded in Tampa, Florida, in 1905, has, since its initial public offering in 1999, maintained its corporate executive offices in New York City and its operations headquarters in Mansfield, Texas, and today is one of the largest wholesale distributors of roofing and masonry supplies and related products in the United States. The Company sells primarily to contractors, subcontractors and builders engaged in roofing and masonry repair and construction of new residences and commercial properties. The Company sells its products through its own distribution facilities and direct sales force. The Company currently operates a network of 34 distribution centers in nine states.

Preliminary Financial Information and Other Matters. On July 16, 2004, the Company and its financial advisor provided to Gulfside an internal, preliminary, unaudited consolidated statement of operations for the Company’s fiscal year ended June 30, 2004, and an internal, preliminary, unaudited consolidated balance sheet for the Company as of such date (the “Preliminary Financial Statements”). At the time, Gulfside was subject to a confidentiality agreement with the Company (see Section 11—“The Merger Agreement and Related Agreements”) and was advised by the Company that the Company does not publicly disclose its preliminary results of operations, and that the Preliminary Financial Statements were not prepared with a view to public disclosure.

Gulfside has been advised by the Company that the Preliminary Financial Statements were prepared for internal management purposes and were not prepared with a view to public disclosure or compliance with published guidelines of the SEC or generally accepted accounting principles. Gulfside has been advised that the Company’s certified public accountants have not examined, compiled, audited, or performed any procedures with respect to any of the Preliminary Financial Statements. The Preliminary Financial Statements are included herein to give the Company’s stockholders access to information that was not publicly available and that the Company provided to Gulfside.

The Preliminary Financial Statements provided by the Company and its financial advisor to Gulfside included the following preliminary, unaudited consolidated statement of operations for the year ended June 30, 2004:

Preliminary Consolidated Statement of Operations

for the Year Ended June 30, 2004

Revenues	$243,365,335
Cost of sales	185,230,137

58,035,198

Operating expenses	53,748,442
Depreciation and amortization	911,099

54,659,541

Income from continuing operations	3,375,657

Other income (expense):
Investment and other income	448,506
Interest expense	(1,552,753)

(1,104,247)

Income from continuing operations before management fees and other parent company charges (credits) and (benefit) provision for income taxes	2,271,410
Management fees and other parent company charges	—

Income from continuing operations before provision for income taxes	2,271,410
Provision for income taxes	841,770

Net income	$1,429,640

The Preliminary Financial Statements provided by the Company and its financial advisor to Gulfside included the following preliminary, unaudited consolidated balance sheet as of June 30, 2004:

Preliminary Consolidated Balance Sheet

as of June 30, 2004

ASSETS

Current assets:
Cash and cash equivalents	$790,078
Accounts and notes receivable–trade (net of allowance for doubtful accounts)	35,865,740
Inventories	43,843,915
Deferred tax asset	2,528,000
Other current assets	903,370

Total current assets	83,931,103
Property and equipment–net of accumulated depreciation	2,633,973
Cost in excess of net assets acquired–net of accumulated amortization	14,581,358
Notes receivable (net of allowance for doubtful accounts)	2,554,202
Deferred financing costs	497,062

$104,197,698

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Current portion of long-term debt	$1,710,000
Note payable–TDA Industries, Inc.	1,000,000
Accounts payable	27,162,111
Federal and state income taxes payable	128,404
Accrued expenses and other liabilities	6,472,572

Total current liabilities	36,473,087
Long-term debt	43,062,530
Deferred tax liability	1,890,000
Intercompany and interdivisional accounts	—

Total liabilities	81,425,617

Stockholders’ equity:
Common shares	1,026
Additional paid-in capital	19,370,111
Retained earnings	3,400,944

Total stockholders’ equity	22,772,081

$104,197,698

The Preliminary Financial Statements should be read together with the Company’s historical financial statements that can be obtained from the SEC as described below in this Section 7—“Certain Information Concerning the Company—Available Information.”

It is Gulfside’s understanding that the Preliminary Financial Statements were not prepared with a view to public disclosure or compliance with published guidelines of the SEC. The Preliminary Financial Statements do not purport to present operations in accordance with United States generally accepted accounting principles, and the Company’s independent auditors have not examined, compiled, audited, or performed any procedures with respect to any of the Preliminary Financial Statements, nor have they expressed any opinion or any other form of assurance of such information or the likelihood that the Company may achieve the results contained in the foregoing internal, preliminary unaudited financial information, and accordingly assume no responsibility for them.

During the course of the negotiations of the Merger Agreement, the Company also disclosed to Gulfside certain non-public information regarding various contingent liabilities of the Company that relate primarily to routine employee claims, trade disputes, and local tax matters. Based upon information provided by the Company, Gulfside does not believe that any of such contingent liabilities is material individually and believes that the aggregate contingent liability of the Company associated with such claims, disputes, and matters, to the extent any of such contingent liabilities are actually incurred, would not exceed $1.0 million.

Available Information. The Shares are registered under the Exchange Act. Accordingly, the Company is subject to the informational reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. The Company’s filings are also available to the public on the SEC’s Internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

Except as otherwise provided in this Offer to Purchase, the information concerning the Company contained herein has been obtained from or is based upon reports and other documents on file with the SEC or otherwise publicly available. Although Gulfside and the Purchaser have no knowledge which would indicate that any statements contained herein based upon such reports and documents are untrue, Gulfside and the Purchaser take no responsibility for the accuracy or completeness of the information obtained or contained in such reports and other documents or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information but that are unknown to Gulfside and the Purchaser.

8. Certain Information Concerning Gulfside and the Purchaser.

General. Gulfside is a Florida corporation with its principal offices located at 501 North Reo Street, Tampa, Florida 33609. The telephone number of Gulfside is (813) 636-9808. Gulfside is a roofing and metal products distributor with 26 modern warehouses located strategically throughout Florida, Alabama, Georgia, and Mississippi. Gulfside also owns and operates GSI Commercial Door and Hardware, a fabricator of commercial doors and a supplier of commercial door hardware.

The Purchaser is a Delaware corporation with its principal offices located at 501 North Reo Street, Tampa, Florida 33609. The telephone number of the Purchaser is (813) 636-9808. The Purchaser is a wholly owned subsidiary of Gulfside. The Purchaser was formed for the purpose of making a tender offer for all of the Shares of the Company.

The name, citizenship, business address, business phone number, principal occupation or employment and five-year employment history for each of the directors and executive officers of Gulfside and the Purchaser and certain other information are set forth in Schedule I to this Offer to Purchase.

Except as described in this Offer to Purchase, (i) none of Gulfside, the Purchaser or, to the knowledge of Gulfside and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Gulfside or the Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Gulfside, the Purchaser or, to the knowledge of Gulfside and the Purchaser, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

Except as provided in the Merger Agreement, the Stock Option Agreement, the Securities Purchase and Tender Agreement, or as otherwise described in this Offer to Purchase, none of Gulfside, the Purchaser nor, to the knowledge of Gulfside and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies. Gulfside subleases property located in Birmingham, Alabama from the Company.

Except as set forth in this Offer to Purchase, none of Gulfside, the Purchaser or, to the knowledge of Gulfside and the Purchaser, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contracts, negotiations or transactions between Gulfside, the Purchaser or any of their respective subsidiaries or, to the knowledge of Gulfside and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets. None of the persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, Gulfside and the Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Gulfside’s and the Purchaser’s filings are also available to the public on the SEC’s Internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

9. Source and Amount of Funds.

The Offer is not conditioned upon any financing arrangements or subject to any financing condition or otherwise conditioned upon Gulfside’s or the Purchaser’s ability to finance the purchase of Shares pursuant to the Offer. Gulfside and the Purchaser estimate that the total amount of funds required to purchase all of the outstanding Shares pursuant to the Offer and the Merger will be approximately $22.6 million, plus any related transaction fees and expenses. Gulfside and the Purchaser estimate that the total amount of funds required to purchase all of the outstanding Shares on a fully diluted basis pursuant to the Offer and the Merger will be approximately $24.8 million. The Purchaser intends to acquire substantially all of such funds from Gulfside, and Gulfside will provide the Purchaser with the required funds.

The Purchaser expects to obtain the funds required to consummate the Offer and the Merger through capital contributions or advances made by Gulfside. Gulfside has obtained a commitment letter (the “BABC Commitment Letter”) from Fleet Capital Corporation doing business as Bank of America Business Capital (“BABC”) pursuant to which, subject to specified conditions, BABC has agreed to provide Gulfside with credit facilities (the “BABC Credit Facilities”) of up to $82.5 million (the “Total Commitment Amount”) to finance the Offer and the Merger, to refinance certain existing indebtedness of Gulfside and Eagle, and to finance certain capital expenditures. BABC will act as agent for the financial institutions that are or may from time to time be a party to the BABC Credit Facilities. BABC will underwrite the entire BABC Credit Facilities and will not require that any syndication be completed.

The BABC Credit Facilities will be comprised of (i) a $75.0 million senior secured revolving credit facility, with a sub-limit for letters of credit of $2.0 million (the “Revolving Credit Facility”) maturing five years after the initial funding date (the “Closing Date”), (ii) a $4.0 million term loan facility (the “Term Loan Facility”) maturing four years after the Closing Date, and (iii) a $3.5 million capital expenditure facility (the “Cap-Ex Facility”) maturing four years after the Closing Date. The BABC Credit Facilities may be used to finance the Offer and the Merger, to refinance certain existing indebtedness of Gulfside and Eagle, and to pay related fees and expenses and, after the Closing Date, the Revolving Credit Facility and the Cap-Ex Facility may be used for general corporate purposes and certain capital expenditures of Gulfside and Eagle in the ordinary course of business. The BABC Credit Facilities will be secured by substantially all of the assets of Gulfside and, after the Merger, Eagle.

Borrowings under the BABC Credit Facilities will bear interest, at Gulfside’s option, at a rate equal to (i) the prime rate of Bank of America (the “Base Rate”) plus an applicable margin or (ii) the LIBOR rate (the “LIBOR Rate”) plus an applicable margin. From the Closing Date through March 31, 2005, the applicable margin will be zero for all Base Rate loans and 1.75% for all LIBOR Rate loans. Thereafter, the applicable margin will be based upon Gulfside’s debt service coverage ratio and will range from zero to 0.25% for Base Rate loans and from 1.25% to 2.25% for LIBOR Rate loans. Interest on the BABC Credit Facilities will be paid monthly, in arrears. In addition, a commitment fee will be payable at a specified rate (0.25% for the six-month period following the Closing Date and, thereafter, based upon Gulfside’s debt service coverage ratio and ranging from 0.25% to 0.375%) quarterly on the unused portion of the Revolving Credit Facility.

Borrowings under the Revolving Credit Facility will be repayable upon the earlier of (i) BABC’s demand due to a default by Gulfside or (ii) the termination of the Revolving Credit Facility at maturity or pursuant to an early termination by Gulfside. If Gulfside terminates the Revolving Credit Facility prior to maturity, BABC will be entitled to an early termination fee equal to the product of the Total Commitment Amount times (a) 3.0% if the early termination date occurs during the first year after the Closing Date, (b) 2.0% if the early termination date occurs during the second year after the Closing Date, (c) 1.0% if the early termination date occurs during the third year after the Closing Date, and (d) zero if the early termination date occurs thereafter. Borrowings under the Term Loan Facility will be repayable in 14 consecutive quarterly installments of principal in the amount of $266,667 commencing on January 1, 2005, and continuing on the first day of each calendar quarter thereafter followed by a fifteenth installment of all outstanding principal, interest, and expenses under the Term Loan Facility. Each advance under the Cap-Ex Facility will be repayable in consecutive equal monthly installments of principal in an amount equal to 1/20th of such advance commencing on the first day of the first calendar quarter following such advance followed by a final installment of all outstanding principal, interest, and expenses at maturity.

The BABC Commitment Letter is subject to a number of terms and conditions, including (i) the negotiation, execution, and delivery of definitive documentation of the BABC Credit Facilities that is satisfactory to BABC, (ii) the financial, collateral, and other information (other than financial projections) regarding Gulfside, Eagle and their assets previously provided to BABC (the “Evaluation Materials”) are and will be complete and correct in all material respects and do not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading in light of the circumstances under which such statements were or are made, (iii) all financial projections that have been prepared by or on behalf of Gulfside or Eagle and made available to BABC have been prepared in good faith based upon assumptions that are reasonable at the time made and at the time the related financial projections are made available, and (iv) there shall not have occurred after the date the Evaluation Materials are provided to BABC any material adverse change in the ability of the borrowers to perform their obligations under the definitive documentation relating to the BABC Credit Facilities. In addition, if BABC’s continuing review of Gulfside and Eagle prior to the execution of the definitive documentation relating to the BABC Credit Facilities discloses information relating to conditions or developments not previously disclosed to BABC, or relating to new information or additional developments with respect to Gulfside or Eagle concerning conditions previously disclosed to BABC, that BABC, in its reasonable discretion, believes will have a material adverse effect on the business, assets, operations, or financial condition of Gulfside or Eagle, then BABC may, in its discretion, suggest alternative financing amounts or structures that ensure adequate protection for BABC, or BABC may decline to provide the BABC Credit Facilities altogether. The conditions precedent to the obligation of BABC and any other lenders to fund the BABC Credit Facilities will include, among other things, (i) satisfactory review by BABC and its counsel of the form and structure of the Offer and the Merger, and evidence that Offer and the Merger has been completed pursuant to documents in form and substance satisfactory to BABC and its counsel and in accordance with all applicable federal, state, and local laws, (ii) BABC shall have received evidence that James S. Resch, the owner and President of Gulfside, has made a capital contribution of not less than $10.0 million to Gulfside, (iii) no material adverse change in the financial condition of Gulfside or Eagle or in the collateral for the BABC Credit Facilities shall have occurred between June 30, 2004, and the Closing Date, (iv) after giving effect to the loans and advances funded on the Closing Date, there shall be an excess adjusted availability under the BABC Credit Facilities of not less than $4.0 million, and (v) delivery of customary closing documents and instruments. Gulfside and the Purchaser have not entered into any alternative financing arrangements or made definitive alternative financing plans in the event the financing under the BABC Credit Facilities is unavailable for any reason.

The definitive documentation relating to the BABC Credit Facilities will contain such warranties, covenants, default provisions, and other conditions as are normally contained in documents relating to similar facilities provided by BABC. Gulfside will be required to pay certain fees to, to pay certain expenses of, and to provide customary indemnities to, BABC in connection with the BABC Credit Facilities.

As noted above, the obligation of BABC and any other lenders to fund the BABC Credit Facilities is conditioned upon, among other things, BABC having received evidence that Mr. Resch, the owner and President of Gulfside, has made a capital contribution of not less than $10.0 million to Gulfside. Mr. Resch has obtained a commitment letter (the “SunTrust Commitment Letter”) from SunTrust Bank (“SunTrust”) pursuant to which, subject to specified conditions, SunTrust has agreed to provide Mr. Resch with a credit facility (the “SunTrust Credit Facility”) of up to $10.0 million to provide the funds for Mr. Resch to make the required capital contribution. The SunTrust Commitment Letter is subject to a number of conditions, including the negotiation, execution, and delivery of definitive documentation of the SunTrust Credit Facility that is satisfactory to SunTrust.

The SunTrust Credit Facility will be comprised of a term loan of up to $10.0 million with maturity seven years after the Closing Date. The SunTrust Credit Facility will be secured by mortgages on real property in 15 locations in Florida, Alabama, and Georgia. Title to such real property is held by a revocable trust of which Mr. Resch and his wife are the trustees. Borrowings under the SunTrust Credit Facility will bear interest at a variable rate equal to 1.75% above the Libor-Indexed Rate, as determined in accordance with the SunTrust Commitment Letter, and will be repayable in 83 equal monthly installments of principal of approximately $119,000, plus monthly interest, followed by a final installment of all outstanding principal, interest, and expenses at maturity. Mr. Resch has not entered into any alternative financing arrangements or made definitive alternative financing plans in the event the financing under the SunTrust Credit Facility is unavailable for any reason.

The definitive documentation relating to the SunTrust Credit Facility will contain such warranties, covenants, default provisions, and other conditions as are normally contained in documents relating to similar facilities provided by SunTrust. Gulfside will be required to pay certain fees to, to pay certain expenses of, and to provide customary indemnities to, SunTrust in connection with the SunTrust Credit Facilities.

The foregoing summary of the terms and conditions of the BABC Commitment Letter, the SunTrust Commitment Letter, the BABC Credit Facilities, and the SunTrust Credit Facility is qualified in its entirety by reference to the BABC Commitment Letter and the SunTrust Commitment Letter, which are incorporated herein by reference. Copies of the BABC Commitment Letter and the SunTrust Commitment Letter have been filed as Exhibit (b)(1) and Exhibit (b)(2), respectively, to the Tender Offer Statement on Schedule TO. The BABC Commitment Letter and the SunTrust Commitment Letter may be examined and copies may be obtained at the places and in the manner set forth in Section 8—“Certain Information Concerning Gulfside and the Purchaser.”

When definitive documentation relating to the BABC Credit Facilities and the SunTrust Credit Facility are executed, copies will be filed as exhibits to amendments to the Schedule TO. Gulfside anticipates that the BABC Credit Facilities and the SunTrust Credit Facility will be repaid, directly or indirectly, with internally generated funds, including those of Eagle, and from the proceeds of future borrowings or other debt or equity financings. At this time, no specific plans or arrangements have been made for any such future borrowings or other financings. However, after consummation of the Merger, Gulfside or Mr. Resch may explore various possible plans for long-term debt or other financing that might be considered to refinance all or part of the BABC Credit Facilities or the SunTrust Credit Facility.

Because the only consideration in the Offer is cash and the Offer is to purchase all outstanding Shares, and in view of the absence of a financing condition and the amount of consideration payable in relation to the financing commitment held by Gulfside, the Purchaser believes the financial condition of it or Gulfside is not material to a decision by a holder of Shares whether to sell, tender or hold Shares pursuant to the Offer.

10. Background of the Offer; Past Contacts or Negotiations With the Company.

From time to time over the past 30 months, the Company has been informally approached by both financial and strategic buyers inquiring about a potential purchase of the Company, certain of its operating subsidiaries, or certain of its assets. In a few instances, the Company entered into confidentiality agreements and exchanged information with interested parties. However, none of these informal approaches resulted in any formal acquisition proposal at a price or on terms deemed worthy of further consideration by the Company.

On August 11, 2003, the Company filed a Current Report on Form 8-K in which, among other things, management stated its belief that the Shares were undervalued and, if the market price and liquidity for the Shares did not improve sufficiently to adequately reflect the value of the Shares, the Company would consider a sale of the Company in order to realize such value.

In November 2003, the Company began preliminary engagement discussions with and sought engagement proposals from investment bankers and financial advisors.

In early January 2004, the Company decided to retain a financial advisor to analyze the strategic alternatives available to it. The Company contacted and held discussions with, and formally interviewed and received proposed terms of engagement from, several investment banking firms and financial advisors regarding the services necessary to undertake such a review and analysis.

On January 23, 2004, the Company Board appointed the Special Committee to analyze and evaluate the strategic alternatives available to the Company, including, among other things, a possible sale or management buyout of the Company, merger and acquisition transaction (a “Transaction”), or remaining independent and further authorized the Special Committee to work with, and to consider such alternatives prescribed by, such financial advisor. The Company appointed Paul D. Finkelstein, as chairman, John A. Shulman, and George Skakel III to the Special Committee. The Company Board authorized the Special Committee to engage an investment banking firm or financial advisor.

On January 23, 2004, the Special Committee met to review the engagement proposals received by the Company and to consider which of the investment bankers or financial advisors, if any, it should consider hiring. At this meeting, the Special Committee approved the engagement of Morgan Joseph. Counsel for the Special Committee also was present at this meeting and advised the members of the Special Committee in detail of their duties and responsibilities in connection with the analysis of any Transaction, their role in the process of any Transaction, and the ultimate recommendation in favor of, or opposed to, any Transaction.

On January 26, 2004, the Special Committee formally executed an engagement letter retaining the services of Morgan Joseph.

Following the commencement of its engagement, Morgan Joseph recommended that the Company conduct an auction in an effort to receive the highest price from potential acquirers for the Company. The Company concurred with such recommendation and authorized Morgan Joseph to commence the auction process. From

February 2004 to April 2004, Morgan Joseph contacted over 100 potential strategic and financial purchasers to solicit their interest in acquiring the Company. In response to these inquiries, the Company entered into confidentiality agreements with approximately 56 parties that had expressed an interest in acquiring the Company or its assets and, after receipt of such confidentiality agreements, Morgan Joseph and the Company furnished preliminary information to those parties and responded to various inquiries. All interested parties were required to submit indications of interest specifying a valuation range and other material features of any proposal transaction to Morgan Joseph by the close of business on April 7, 2004.

On April 13, 2004, the Special Committee met with its counsel and representatives of Morgan Joseph to review and evaluate the seven indications of interest submitted. Morgan Joseph’s representatives provided a detailed analysis of the proposals received, including the indication of interest submitted by Gulfside. Following a review of these proposals, four finalists were selected to participate in the final round of the bidding process and each finalist, including Gulfside, was invited to undertake due diligence of the Company and submit a definitive bid to Morgan Joseph by June 17, 2004.

On May 14, 2004, the Special Committee held a meeting to discuss the current status of the auction process with Morgan Joseph and the proposed process for obtaining final bid proposals. The Special Committee approved going forward with the process as described by Morgan Joseph’s representatives.

During the remainder of April through mid-June 2004, finalists conducted their due diligence of the Company, including site visits, discussions with senior management, and access to an online due diligence data room.

On June 16, 2004, Gulfside submitted a bid to purchase all of the Company’s outstanding Shares at a purchase price of $2.26 per Share. Immediately prior to receipt of this bid, however, the Company provided Gulfside with an update of recent financial developments at the Company, including a lower than estimated projected earnings before interest, taxes, depreciation, and amortization (“EBITDA”) for the fiscal year ending June 30, 2004, which information had not been provided to, or considered by, Parent when it made its bid.

On June 18, 2004, the Special Committee met with its counsel and representatives of Morgan Joseph to analyze and review the formal bids received. During this meeting, the Special Committee decided that the proposal of Gulfside appeared to be the preferred bid, but that additional information was needed in order to make a final determination, including the impact, if any, of the EBITDA disclosure on the offer price and the conditions to the bid.

On June 24, 2004, members of the Company’s senior management, its counsel, representatives of Morgan Joseph, Gulfside’s senior management and its counsel met in Tampa, Florida to discuss in greater detail the terms of the offer submitted by Gulfside. The parties discussed the availability of the financing for the offer, the minimum tender conditions, non-solicitation and termination provisions, including the termination fee, and the price. In the evening, representatives of Morgan Joseph held further discussions with Gulfside’s senior management regarding pricing issues.

On June 28, 2004, the Special Committee met to discuss Gulfside’s bid in greater detail, including the information obtained from the meeting on June 24, 2004. The Special Committee was advised by representatives of Morgan Joseph that the offer price remained unchanged and the financing for the transaction appeared to be available from several sources. The Special Committee also was apprised of the various transactional issues that remained. The Special Committee authorized counsel, Morgan Joseph, and senior management to commence negotiations of a definitive Merger Agreement with Gulfside.

During the period from June 29, 2004 to July 25, 2004, representatives of the Company and the Purchaser and their respective counsel exchanged drafts of the proposed Merger Agreement, the proposed Securities Purchase and Tender Agreement, and the proposed Stock Option Agreement, discussed issues related to those agreements, including disclosure relating to contingent liabilities of the Company and various other matters relating to the Company’s business operations. During this period, Gulfside continued to conduct its due diligence review of the Company.

On July 23, 2004, Gulfside received a financing commitment letter from BABC, and James S. Resch received a related financing commitment letter from SunTrust. The financing commitment letter from BABC was subsequently superceded by a financing commitment letter from BABC dated August 5, 2004.

On July 26, 2004, citing certain contingent liabilities that were disclosed to Gulfside in connection with the Merger Agreement, Gulfside revised its offer to reduce its proposed offer price for the Shares to $2.10 per share. Morgan Joseph contacted representatives of Gulfside that evening to review each of the items resulting in the revised purchase price. Following the discussion, Mr. Resch indicated that Gulfside was willing to revise the bid further to provide for a $2.15 per Share purchase price.

On July 27, 2004, the Special Committee met to review the revised purchase price and to discuss any other outstanding issues resulting from the negotiations that had taken place. Representatives of Morgan Joseph summarized for the Special Committee the revised offer and the negotiations resulting in the $2.15 per Share bid. After discussing the revised offer price, the Special Committee inquired as to whether Gulfside might consider a further increase in the purchase price if the Special Committee could secure a reduction in the severance payments payable to the management directors of the Company. Morgan Joseph’s representatives indicated that Gulfside had earlier suggested a willingness to make such an adjustment. Accordingly, the Special Committee instructed Morgan Joseph to discuss with Messrs. Fields, Friedman and Helzer a possible reduction in the amount of the severance payments to be made to them under the terms of their respective employment agreements.

On July 29, 2004, each of Messrs. Fields, Friedman and Helzer agreed to reduce their severance payments by $200,000 each. Thereafter, Morgan Joseph contacted representatives of Gulfside and, based on the reduced severance payment obligations, Gulfside agreed to increase its offer to $2.20 per Share.

Between July 29, 2004 and August 2, 2004, Morgan Joseph’s representatives, representatives of the Company and Gulfside, and their respective counsel discussed open issues relating to the proposed Merger Agreement and ancillary documents.

At a meeting in the morning of August 3, 2004, the Special Committee received and discussed a report from representatives of Morgan Joseph on the transactions contemplated by the Merger Agreement. The Special Committee received and discussed a presentation by its counsel on the terms and conditions of the proposed Merger Agreement, the proposed Securities Purchase and Tender Agreement, and the proposed Stock Option Agreement, and modifications to the employment agreements of Messrs. Fields, Friedman, and Helzer to reduce the payments due to them upon the consummation of the transactions contemplated by the Merger Agreement, the fiduciary duties of the Special Committee with respect to the proposed transactions and factors that the Special Committee had considered in evaluating the proposed transactions.

At the August 3, 2004, meeting of the Special Committee, the Morgan Joseph representatives also orally delivered to the Special Committee an opinion of Morgan Joseph, subsequently confirmed in writing, that, as of August 3, 2004 and based upon and subject to the factors and assumptions set forth in the opinion, the $2.20 per Share in cash to be received by the holders of the Shares in the Offer and the Merger was fair from a financial point of view to the stockholders of the Company (other then TDA Industries, Inc. and James E. Helzer (the “Stockholder Group”)) (the foregoing written opinion of Morgan Joseph being referred to herein as the “Morgan Joseph Opinion”). The foregoing summary of Morgan Joseph’s opinion is qualified in its entirety by reference to the Morgan Joseph Opinion, which is attached as Annex A to the Schedule 14D-9 and is incorporated herein by reference.

At its August 3, 2004, meeting, the Special Committee also discussed the proposed transactions and, after taking into account the factors that it deemed relevant, resolved that the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby, and the Securities Tender and Purchase Agreement and the transactions contemplated thereby, and the Stock Option Agreement, are advisable and in the best interests of the Company and recommended that the Company Board approve the transaction and recommend that the Company’ stockholders tender their Shares in the Offer and, as applicable, vote their Shares in favor of the Merger Agreement and the Merger.

In the afternoon of August 3, 2004, the Company Board met to consider the proposed transaction. At this meeting, the Company Board received a report from the Special Committee with respect to its recommendations. Morgan Joseph and legal counsel were present at the meeting, and a summary of the information considered by the Special Committee was furnished to the Company Board. In order for all directors to participate and to be available to vote thereon, the Company Board recessed the meeting and reconvened in the afternoon of August 4, 2004. After giving careful consideration to the Special Committee’s recommendation, presentations by management, presentations by counsel, presentations by representatives of Morgan Joseph, and the Morgan Joseph Opinion, the Company Board unanimously voted to approve the Merger Agreement and the transactions contemplated thereby and to recommend that the Company’s stockholders accept the tender offer and, if necessary, vote in favor of the Merger.

Following the Company Board meeting, representatives of the Company and Gulfside finalized the Merger Agreement and related documents. The Merger Agreement and related documents were signed in the evening on August 5, 2004, and the transaction was publicly announced that same evening.

During the Offer, Gulfside and the Purchaser intend to have ongoing contacts with the Company and its directors, officers and stockholders.

11. The Merger Agreement and Related Agreements.

Merger Agreement. The following is a summary of the material provisions of the Merger Agreement, a copy of which is filed as an exhibit to the Tender Offer Statement on Schedule TO. The summary is qualified in its entirety by reference to the Merger Agreement, which is incorporated by reference herein. Capitalized terms used herein and not otherwise defined have the meanings assigned to them in the Merger Agreement.

The Offer. The Merger Agreement provides for the making of the Offer. The obligation of the Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Condition and certain other conditions that are described in Section 14—“Conditions of the Offer.”

Directors. The Merger Agreement provides that promptly upon the purchase of and payment for Shares which represent at least 80.0% of the outstanding Shares (on a fully diluted basis), Gulfside will be entitled to elect or designate such number of directors, rounded up to the next whole number, on the Company Board as is equal to the product of (i) the total number of directors on the Company Board (giving effect to the directors elected or designated by Gulfside pursuant to the Merger Agreement) and (ii) the percentage that the number of Shares owned by Gulfside, Purchaser and any of their affiliates bears to the total number of Shares then outstanding (on a fully diluted basis). The Company, at Gulfside’s request, must either take all actions necessary to promptly increase the size of the Company Board, secure the resignations of such number of its directors, or both, as is necessary to enable Gulfside’s designees to be elected or designated to the Company’s Board and will cause Gulfside’s designees to be so elected or designated. The Company’s obligations relating to the Company Board are subject to Section 14(f) of the Exchange Act and Rule 14f-1 under the Exchange Act.

After Gulfside’s designees are elected or appointed to the Company Board and until the Effective Time, the Company Board must have at least three directors who are directors on the date of the Merger Agreement and who are not employed by the Company and who are not affiliates, associates, stockholders, or employees of Gulfside or the Purchaser and each of whom shall be “independent directors” under the rules of the Nasdaq Stock Market (the “Independent Directors”). If there are fewer than three Independent Directors for any reason, the remaining Independent Directors, if any, will designate a person who is not an affiliate, associate, stockholder, or employee of Gulfside or any of its subsidiaries and who shall be an “independent director” under the rules of the Nasdaq Stock Market to fill such vacancy, and such person will be deemed to be an Independent Director, or if no Independent Directors remain, the other directors will designate three persons to fill the vacancies each of whom are not an affiliate, associate, stockholder, or employee of Gulfside or any of its subsidiaries and each of whom shall be an “independent director” under the rules of the Nasdaq Stock Market and such persons will be deemed to be Independent Directors.

Following the election or appointment of Gulfside’s designees to the Company Board and until the Effective Time, the approval or affirmative vote of a majority of the Independent Directors will be required to authorize any: (i) amendment or termination of the Merger Agreement by the Company, or extension of the time period with respect to the obligations of Gulfside and the Purchaser under the Merger Agreement in connection with the stockholders’ meeting, if any, (ii) exercise or waiver of any of the Company’s rights, benefits or remedies under the Merger Agreement, or (iii) other action of the Company Board under or in connection with the Merger Agreement in a manner that (in the determination of a majority of the Independent Directors) adversely affects the Holders (other than Gulfside, the Purchaser, or any of their respective affiliates) in any material respect.

Conversion of Securities. Pursuant to the Merger Agreement, at the Effective Time (a) each Share outstanding immediately prior to the Effective Time (other than Shares owned by the Company or Gulfside or any of their respective subsidiaries, all of which will be cancelled, and other than Shares that are held by stockholders, if any, who properly exercise their dissenters’ rights under the DGCL) will be converted into the right to receive the Offer Price; and (b) each Share that is owned by Gulfside, the Purchaser or any of their respective subsidiaries immediately prior to the Effective Time will be canceled and no payment will be made with respect to such Shares.

Derivative Securities. Pursuant to the Merger Agreement, each outstanding common option, stock equivalent right or right to acquire Shares (an “Option” or “Options”) granted under Company’s Stock Option Plan, as amended (the “Option Plan”), whether or not then exercisable or vested, will be (a) deemed to be 100% vested and exercisable immediately after the purchase of the Shares pursuant to the Offer; and (b) at the Effective Time, cancelled and, in consideration of such cancellation, Gulfside will, or will cause the Purchaser, as the corporation surviving the Merger (the “Surviving Corporation”), to, pay to such holders of Options and holders of each outstanding warrant to purchase Shares (“Warrant” or “Warrants”), an amount in respect thereof equal to the product of (x) the excess, if any, of the Offer Price over the exercise price of each such Option or Warrant and (y) the number of Shares subject to such Option or Warrant (such payment, if any, to be net of applicable withholding and excise taxes). Notwithstanding the foregoing, with respect to any person subject to Section 16(a) of the Exchange Act, any such amount will be paid as soon as practicable after the first date payment can be made without liability to such person under Section 16(b) of the Exchange Act. As of the Effective Time, the Option Plan will terminate and all rights under any provision of any other plan, program or arrangement providing for the issuance or grant of any other interest in respect to the capital stock of the Company or any of its subsidiaries will be cancelled. The Company will use its commercially reasonable efforts to effectuate the foregoing, including, but not limited to, obtaining all consents necessary to cash out and cancel all Options necessary to ensure that, after the Effective Time, no person will have any right under the Option Plan, or any other plan, program or arrangement with respect to equity securities of the Surviving Corporation or any subsidiary thereof.

The Merger. The Merger Agreement provides that, at the Effective Time, the Company will be merged with and into the Purchaser with the Purchaser being the Surviving Corporation. Following the Merger, the separate existence of the Company will cease, and the Purchaser will continue as the Surviving Corporation, wholly owned by Gulfside.

If required by the DGCL, the Company will call and hold a meeting of its stockholders as soon as is reasonably practicable following consummation of the Offer for the purpose of voting upon the approval of the Merger Agreement. At any such meeting all Shares then owned by Gulfside or the Purchaser or any other subsidiary of Gulfside will be voted in favor of approval of the Merger Agreement and the Merger.

Pursuant to the Merger Agreement, each Share outstanding at the Effective Time (other than Shares owned by the Company or Gulfside or any of Gulfside’s subsidiaries, all of which will be cancelled, and other than Shares that are held by stockholders, if any, who properly exercise their dissenters’ rights under the DGCL) will be converted into the right to receive the Merger Consideration. Stockholders who perfect their dissenters’ rights under the DGCL will be entitled to the amounts determined pursuant to such proceedings.

Representations and Warranties. Pursuant to the Merger Agreement, the Company has made customary representations and warranties to Gulfside and the Purchaser, including representations relating to: organization, standing, and power; authority and absence of conflicts; capitalization; subsidiaries and affiliates; board approvals; required vote; SEC filings; financial statements; information provided by the Company for inclusion in the Offer documents, the Schedule 14D-9, or any related proxy statement; absence of certain changes or events; absence of undisclosed liabilities; litigation; employee benefit plans; ERISA; taxes; intellectual properties; real and personal properties and condition of assets; insurance; environmental matters; compliance with laws and absence of violations; labor matters; government contracts; the opinion of the Company’s financial advisor; certain agreements; accounts receivable; inventory; certain business practices; related party transactions; takeover statutes; customers and supplies; accuracy of certain information; compliance with its outstanding credit facility; and brokers.

Certain representations and warranties in the Merger Agreement made by the Company are qualified as to “materiality” or “Material Adverse Effect.” For purposes of the Merger Agreement and this Offer to Purchase, the term “Material Adverse Effect” means any change, effect, event, occurrence, or state of facts which, individually or together with other changes, effects, events, occurrences, or state of facts, that materially and adversely affects the financial condition, business, operations or results of operations of the Company.

Pursuant to the Merger Agreement, Gulfside and the Purchaser have made customary representations and warranties to the Company, including representations relating to: organization; authorization, validity of the Merger Agreement and necessary action; consents and approvals; no violations; the Offer documents and the information provided by Gulfside and the Purchaser for inclusion in the proxy statement and the Schedule 14D-9; no capital ownership; brokers; and financing. Certain representations and warranties in the Merger Agreement made by Gulfside and the Purchaser are qualified as to “materiality.”

Company Conduct of Business Covenants. The Merger Agreement provides that, except (a) as expressly contemplated by the Merger Agreement or the transactions contemplated thereby, (b) as required by law, (c) for certain contemplated capital expenditures, or (d) as Gulfside may consent in writing, after the date of the Merger Agreement, and prior to the earlier of (i) the termination of the Merger Agreement in accordance with its terms and (ii) the time the designees of Gulfside constitute a majority of the Company Board:

(a) the business of the Company and its subsidiaries will be conducted only in the ordinary course of business consistent with past practice, and each of the Company and its subsidiaries will use its reasonable efforts to preserve intact its present business organization and maintain good relations with customers, suppliers, employees, contractors, distributors and others having business dealings with it;

(b) neither the Company nor any of its subsidiaries will, directly or indirectly, (i) except upon the exercise of options, warrants, the Stock Option Agreement, or other rights to purchase Shares outstanding on the date of the Merger Agreement, issue, sell, transfer or pledge or agree to sell, transfer or pledge any treasury stock of the Company or any capital stock of any subsidiary of the Company beneficially owned by it, (ii) amend its respective certificate or articles of incorporation or bylaws or similar organizational documents; or (iii) split, combine or reclassify the outstanding Shares or any outstanding capital stock of the Company or any of its subsidiaries;

(c) neither the Company nor any of its subsidiaries will: (i) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock; (ii) except upon the exercise of options, warrants, the Stock Option Agreement, or other rights to purchase Shares outstanding on the date hereof, issue, sell, transfer, pledge, dispose of or encumber any shares of, or securities convertible into or exchangeable for, or options, warrants or rights of any kind to acquire, any shares of capital stock of the Company or any of its subsidiaries; (iii) transfer, lease, license, sell, mortgage, pledge, dispose of, or encumber any of its material assets, or incur or modify any material indebtedness or other liability, other than in the ordinary course of business consistent with past practice; or (iv) redeem, purchase or otherwise acquire any shares of its capital stock, or enter into any instrument which includes a right to acquire such shares except in connection with the exercise of repurchase rights or rights of first refusal in favor of the Company with respect to Shares issued upon exercise of options granted under the Company’s stock option plan;

(d) neither the Company nor any of its subsidiaries will (i) change the compensation or benefits payable or to become payable to any of its officers, directors or employees (other than increases in wages to employees who are not directors or affiliates in the ordinary course of business consistent with past practice), (ii) enter into or amend any employment, severance, consulting, termination or other agreement (other than at-will employment agreements entered into after the date hereof which do not provide for any severance or other payments upon termination of employment) or any employee benefit plan or make any loans to non-officer employees or affiliates or change its existing borrowing or lending arrangements for or on behalf of any of such persons pursuant to an employee benefit plan or otherwise, other than such actions taken in the ordinary course of business consistent with past practice, or (iii) directly or indirectly make, maintain, or arrange for any loans to officers or directors of the Company or any of its subsidiaries;

(e) neither the Company nor any of its subsidiaries will (i) pay or arrange for payment of any pension, retirement allowance or other employee benefit pursuant to any existing plan, agreement or arrangement to any officer, director, employee or affiliate or pay or make any arrangement for payment to any officers, directors, employees or affiliates of the Company of any amount relating to unused vacation days, except payments and accruals made in the ordinary course of business consistent with past practice, or (ii) adopt or grant, issue, accelerate or accrue salary or other payments or benefits pursuant to any pension, profit sharing, bonus, extra compensation, incentive, deferred compensation, stock purchase, stock option, stock appreciation right, group insurance, severance pay, retirement or other employee benefit plan, agreement or arrangement, or any employment or consulting agreement with or for the benefit of any Company director, officer or employee, whether past or present, or amend in any material respect any such existing plan, agreement or arrangement in a manner inconsistent with the foregoing;

(f) the Company will not, in any material respect, modify, amend or terminate any of the material agreements or contracts of the Company or any of its subsidiaries except in the ordinary course of business consistent with past practice, and neither the Company nor any of its subsidiaries will waive, release or assign any material rights or claims under any of their material agreements or contracts;

(g) neither the Company nor any of its subsidiaries will permit any material insurance policy naming it as a beneficiary or a loss payee to be cancelled or terminated without notice to Gulfside;

(h) neither the Company nor any of its subsidiaries will (i) other than pursuant to the Company’s existing credit facility, incur, become liable for, or assume any long term indebtedness or any short term indebtedness (which will not include trade payables); (ii) assume, guarantee, endorse or otherwise become a liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person, other than in an immaterial amount; (iii) make any loans, advances or capital contributions to, or investments in, any other person other than to a subsidiary of the Company or which is immaterial in amount; (iv) acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or any equity interest therein; or (v) enter into any material commitment or transaction (including, but not limited to, any borrowing, capital expenditure or purchase, sale or lease of assets or real estate) other than in the ordinary course of business;

(i) subject to any duty imposed by law, neither the Company nor any of its subsidiaries will enter into or modify any collective bargaining agreement or any successor collective bargaining agreement to any collective bargaining agreement other than in the ordinary course of business;

(j) the Company and of its subsidiaries will timely and properly file, or timely and properly file requests for extensions to file, all federal, state, local and foreign tax returns which are required to be filed, and pay or make provision for the payment of all taxes owed by them;

(k) neither the Company nor any of its subsidiaries will (i) materially change any of the accounting methods used by it except for such changes required by generally accepted accounting principles or

(ii) make any tax election or change any tax election already made, adopt any tax accounting method, change any tax accounting method, enter into any closing agreement or settle any material claim or material assessment relating to taxes or consent to any material claim or assessment relating to taxes or any waiver of the statute of limitations for any such claim or assessment;

(l) neither the Company nor any of its subsidiaries will pay, discharge or satisfy any claims, liabilities or obligations (whether absolute, accrued, contingent or otherwise), other than the payment, discharge or satisfaction of any such claims, liabilities or obligations, in the ordinary course of business consistent with past practice, or claims, liabilities or obligations reflected or reserved against in, or contemplated by, the consolidated financial statements (or the notes thereto) of the Company;

(m) neither the Company nor any of its subsidiaries will adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries (other than the Merger);

(n) except for certain contemplated capital expenditures, neither the Company nor any of its subsidiaries will make any capital expenditure which is not in all material respects in accordance with past practice and in the ordinary course of business; provided, however, that the capital expenditures (other than such contemplated expenditures) in the aggregate will not exceed $100,000;

(o) neither the Company nor any of its subsidiaries will sell, lease, license, mortgage or otherwise encumber or subject to any lien or otherwise dispose of any of its properties or assets (including intellectual property), except for sales, leases, licenses or encumbrances of its properties or assets in the ordinary course of business consistent with past practice; and

(p) neither the Company nor any of its subsidiaries will enter into any agreement, contract, commitment or arrangement to do any of the foregoing, or authorize, recommend, propose in writing or announce an intention to do any of the foregoing.

Notwithstanding the foregoing, nothing in the Merger Agreement will prohibit the Company from complying with its obligations under certain material contracts or under certain agreements or contracts disclosed and made available to Gulfside.

No Solicitation. The Company agreed that it will promptly notify Gulfside if, after the date of the Merger Agreement, any proposals are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with the Company or its officers, directors, employees, investment bankers, attorneys, accountants or other agents, in each case, in connection with an Acquisition Proposal (an “Acquisition Proposal Interest”), which notice will identify the name of the person indicating such Acquisition Proposal Interest and the material terms and conditions of any Acquisition Proposal. As used in the Merger Agreement, “Acquisition Proposal” means (i) any tender or exchange offer involving the Company, (ii) any proposal for a merger, consolidation or other business combination involving the Company, (iii) any proposal or offer to acquire in any manner a 5.0% or more equity interest in the Company, or 5.0% or more of the Company’s business or assets, (iv) any proposal or offer with respect to any recapitalization or restructuring with respect to the Company, or (v) any proposal or offer with respect to any other transaction similar to any of the foregoing with respect to the Company.

The Company agreed that it will immediately cease and cause to be terminated all existing discussions, negotiations and communications with any persons with respect to any Acquisition Proposal. Except as described below, from the date of the Merger Agreement until the earlier of termination of the Merger Agreement or the Effective Time, the Company will not and will not authorize or permit its officers, directors, employees, investment bankers, attorneys, accountants or other agents to directly or indirectly (i) initiate, solicit or knowingly take any action to facilitate the making of, any offer or proposal which constitutes or which may be reasonably likely to lead to any third-party Acquisition Proposal, (ii) enter into any agreement with respect to any Acquisition Proposal, or (iii) in the event of an unsolicited Acquisition Proposal for the Company, engage in negotiations or discussions with, or provide any information or data to, any person (other than Gulfside or any of its affiliates or representatives) relating to any Acquisition Proposal. Notwithstanding the foregoing, nothing contained in the Merger Agreement will prohibit the Company or the Company Board from (x) in the event of an unsolicited Acquisition Proposal, requesting from the third party such information as may be reasonably necessary for the Company Board to inform themselves as to the material terms of such Acquisition Proposal for the sole purpose of determining whether such Acquisition Proposal constitutes a Superior Proposal (as defined below), provided, that upon receipt of such information requested from the third party, neither the Company nor any of its representatives will be permitted to engage in any further discussion or negotiations with any such third party that would otherwise violate the terms of the Merger Agreement, (y) taking (and disclosing to the Company’s stockholders) its position with respect to a tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2 under the Exchange Act, or (z) making such other disclosures to the public or the Company’s stockholders as the Company Board determines in its good-faith judgment, after receipt of advice from outside legal counsel, is either required under applicable law or necessary for the Company Board to comply with its fiduciary duties.

Notwithstanding the foregoing, prior to the acceptance of Shares pursuant to the Offer, the Company may, pursuant to a confidentiality agreement with terms no less favorable to the Company than those contained in the confidentiality agreement entered into between Gulfside and the Company, furnish information concerning its business, properties or assets to any person making a Superior Proposal and may negotiate and participate in discussions and negotiations with such person concerning such Superior Proposal. As used in the Merger Agreement, the term “Superior Proposal” means a bona fide, written Acquisition Proposal which the Company Board determines, in good faith after consultation with its legal and financial advisors, is (i) not subject to any condition related to financing that is less favorable to the Company than the conditions set forth in paragraphs (c) and (i) of Section 14—“Conditions of the Offer,” (ii) reasonably likely to be consummated (taking into account the legal aspects of the Acquisition Proposal, the person making the Acquisition Proposal and approvals required in connection therewith), and (iii) more favorable than the Offer to the Company’s stockholders from a financial point of view. The Company will promptly, and in any event within two business days following its determination that an Acquisition Proposal is a Superior Proposal and prior to providing the person making such Superior Proposal with any material non-public information, notify Gulfside of the receipt of such Superior Proposal, its material terms and conditions, the person making such Superior Proposal and the Company Board’s determination (a “Superior Proposal Notice”). The Company will promptly provide to Gulfside any material non-public information regarding the Company provided to any other party which was not previously provided to Gulfside, such additional information to be provided no later than the date of provision of such information to such other party.

Except as otherwise permitted by the Merger Agreement, neither the Company Board nor any committee thereof will (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to the Offer, the Merger, Gulfside or the Purchaser, the approval or recommendation by the Company Board of the Offer, the Merger Agreement or the Merger, (ii) approve or recommend or propose to approve or recommend, any Acquisition Proposal, or (iii) enter into any agreement with respect to any Acquisition Proposal; provided, however, that the foregoing will not prohibit the Company from (x) taking (and disclosing to the Company’s stockholders) its position with respect to a tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2 under the Exchange Act, or (y) from making accurate disclosure (and such disclosure will not be deemed a withdrawal, modification, or proposal to withdraw, modify or amend the approval or recommendation) of factual information regarding the business, financial condition or operations of any party to the Merger Agreement or the fact that an Acquisition Proposal or Superior Acquisition Proposal has been made, the identity of the person making the proposal or the material terms and conditions thereof. Notwithstanding the foregoing, prior to the time of acceptance for payment of Shares in the Offer, the Company Board may (subject to the terms of this and the following sentence) withdraw or modify its approval or recommendation of the Offer, the Merger Agreement or the Merger, approve or recommend a Superior Proposal, enter into an agreement with respect to a Superior Proposal (an “Acquisition Agreement”), or take any one or more of the foregoing actions, in each case, at any time after the second business day following the Company’s delivery to Gulfside of a Superior Proposal Notice with respect to such Superior Proposal if the Company Board determines in good faith, after consultation with its legal and financial advisors, that such action or actions are necessary for the Company Board to satisfy its fiduciary duties; provided, however, that the Company will not enter into an agreement with respect to a Superior Proposal unless the Company also complies with the provisions described in the following paragraph.

The Company may terminate the Merger Agreement and enter into an Acquisition Agreement with respect to a Superior Proposal, provided that, prior to any such termination, (i) the Company has provided Gulfside with a Superior Proposal Notice with respect to such Superior Proposal in accordance with the Merger Agreement, (ii) within a period of two business days following the delivery of such Superior Proposal Notice, Gulfside does not propose in writing adjustments in the terms and conditions of the Merger Agreement which the Company Board determines in its good faith judgment (after receiving the advice of its financial advisor) to be as favorable to the Company’s stockholders as such Superior Proposal, provided, that the Company will cause its financial and legal advisors to negotiate with Gulfside in good faith any such proposed adjustments in the terms and conditions of the Merger Agreement during such two business day period, and (iii) at least two business days after the Company has delivered the Superior Proposal Notice, the Company delivers to Gulfside a written notice of termination of the Merger Agreement pursuant to the terms of the Merger Agreement.

Insurance and Indemnification. The Merger Agreement provides that, for a period of six years after the Effective Time, Gulfside will, or will cause the Surviving Corporation (or any successor to the Surviving Corporation) to indemnify, defend and hold harmless the present and former directors, officers, employees and agents of the Company and its subsidiaries, and persons who become any of the foregoing prior to the Effective Time, against all losses, claims, damages, liabilities, costs, fees and expenses (including reasonable fees and disbursements of counsel) and judgments, fines, losses, claims, liabilities and amounts paid in settlement arising out of or in connection with any claim, action, suit, proceeding, or investigation, whether criminal, civil, administrative or investigative, arising out of any acts or omissions occurring at or prior to the Effective Time; provided, however, that neither Gulfside nor the Surviving Corporation will be required to indemnify any indemnified party pursuant hereto if it will be determined that the indemnified party acted in bad faith or not in a manner such party believed to be in or not opposed to the best interests of the Company. To the fullest extent permitted under applicable law, Gulfside also will advance expenses as incurred promptly (and in any event within 10 business days) upon receipt of statements therefor from indemnified party; provided that the person to whom such advances are made provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification. Gulfside and the Company agreed that in the event any claim, action, suit, proceeding, or investigation is asserted, commenced, or made within the six year period, all rights to indemnification in respect of any such claim, action, suit, proceeding, or investigation will continue until disposition of any and all such claims.

The Merger Agreement provides that, during the six-year period commencing as of the Effective Time, Gulfside or the Surviving Corporation will maintain the Company’s existing officers’ and directors’ liability insurance for a period of not less than six years after the Effective Time; provided, however, that Gulfside may substitute therefor policies of substantially equivalent coverage and amounts containing terms no less favorable to such former directors or officers; provided, further, that if the existing officers’ and directors’ liability insurance expires or is terminated or cancelled during such period, then Gulfside or the Surviving Corporation will use reasonable best efforts to obtain substantially similar officers’ and directors’ liability insurance. The Company may at its option, in lieu of maintaining the Company’s existing officers’ and directors’ liability insurance as described above, purchase an extended reporting period endorsement under the Company’s existing directors’ and officers’ liability insurance coverage for the Company’s directors and officers which will provide such directors and officers with coverage for six years following the Effective Time, which policy will provide coverage amounts, terms, and conditions which are no less favorable to the insured persons than the directors’ and officers’ liability insurance coverage currently maintained by the Company with respect to acts or omissions occurring prior to or at the Effective Time. Gulfside will take any and all actions necessary or advisable to maintain such extended reporting period endorsement on the terms so purchased and will not modify or amend the terms thereof in any manner.

Employee Benefits. Pursuant to the Merger Agreement, Gulfside has agreed to cause the Company to honor all contracts, agreements, arrangements, policies, plans and commitments of the Company or any of its subsidiaries, in accordance with their terms, that are applicable with respect to any employee, officer, director or executive or former employee, officer, director, or executive of the Company or of any of its subsidiaries, provided that such contract, agreement, arrangement, policy, plan or commitment was disclosed to Gulfside and the Purchaser, Notwithstanding the foregoing or any other provision of the Merger Agreement, the ability or right of the Company and its subsidiaries to terminate the employment of any of their respective employees after the closing date shall not be limited or restricted in any way (subject to any rights of any such employees pursuant to any contract, agreement, arrangement, policy, plan or commitment).

For purposes of all employee benefit plans, programs and agreements maintained by or contributed to by Gulfside and its subsidiaries (including, after the Closing, the Surviving Corporation), Gulfside will, or will cause its subsidiaries to cause each such plan, program or arrangement to, treat the service of any Company Employee with the Company or its subsidiaries immediately prior to the Closing (to the same extent such service is recognized under analogous plans, programs or arrangements of the Company or its affiliates prior to the Closing) as service rendered to Gulfside or its subsidiaries, as the case may be, for purposes of vesting and eligibility, except that such crediting of service shall not (a) operate to duplicate any benefit or the funding of such plan or (b) require the crediting of past service for benefit accrual purposes under any defined benefit pension plan, Company Employees will also be given credit for any deductible or co-payment amounts paid in respect of the plan year in which the Closing occurs, to the extent that, following the Closing, they participate in any other plan for which deductibles or co-payments are required. Gulfside will also cause each Parent Plan (as defined below) to waive any preexisting condition which was waived under the terms of any employee benefit plan immediately prior to the Closing or waiting period limitation which would otherwise be applicable to a Company Employee at or after the Closing. For purposes of the Merger Agreement, a “Parent Plan” means such employee benefit plan, as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, or other employee benefit or fringe benefit program, that may be in effect generally for employees of Company and its subsidiaries from time to time. The extent to which the foregoing provisions apply to employees covered by a collective bargaining agreement will be determined by the terms of the collective bargaining agreement.

Pursuant to the Merger Agreement, Gulfside has agreed to cause the Company to satisfy any liability for severance pay and similar obligations payable to any Company Employee who is terminated by Gulfside or the Company, or any of their respective subsidiaries, on terms no less favorable than those provided under the policies disclosed by the Company to Gulfside and the Purchaser, The extent to which the foregoing provisions apply to employees covered by a collective bargaining agreement will be determined by the terms of the collective bargaining agreement.

Conditions to the Merger. The Merger Agreement provides that the obligations of Gulfside, the Purchaser and the Company to consummate the Merger are subject to the satisfaction of the following conditions at or prior to the Effective Time, any and all of which may be waived in whole or in part by Gulfside, the Purchaser and the Company, to the extent permitted by law:

(a) The Merger and the Merger Agreement shall have been approved and adopted by the requisite vote of the Company’s stockholders, to the extent required by the Company’s certificate of incorporation or bylaws and the DGCL;

(b) No statute, rule or regulation shall have been enacted or promulgated by any Governmental Entity that prohibits the consummation of the Merger, and there shall be no order or injunction of a court of competent jurisdiction in effect prohibiting consummation of the Merger; and

(c) the Purchaser shall have purchased Shares pursuant to the Offer.

Termination. The Merger Agreement may be terminated as follows:

(a) at any time before the Effective Time, whether before or after stockholder approval of the Merger Agreement, by mutual written consent of Gulfside and the Company;

(b) by either Gulfside or the Company (i) if, prior to the purchase of Shares in the Offer, a court of competent jurisdiction or other Governmental Entity shall have issued an order, decree or ruling or taken any other action, in each case permanently restraining, enjoining or otherwise prohibiting the Merger, (ii) if the Offer shall be terminated, withdrawn, or shall expire without any Shares being purchased, or (iii) if the Offer has not been consummated by October 29, 2004 (the “Outside Termination Date”); provided, however, that the right to terminate the Merger Agreement pursuant to clause (ii) or (iii) shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Offer to be consummated by the Outside Termination Date;

(c) by Gulfside, at any time prior to the purchase of Shares pursuant to the Offer, if (i) the Company Board withdraws, modifies, or changes its recommendation in respect of the Merger Agreement, the Offer, or the Merger in a manner adverse to the transactions contemplated by the Merger Agreement or to Gulfside or to the Purchaser, (ii) the Company enters into a definitive agreement or the Company Board approves or recommends any proposal other than by Gulfside or the Purchaser in respect of an Acquisition Proposal, (iii) the Company Board or any committee thereof resolves to do any of the actions described in clause (i) or (ii), (iv) the Company violates or materially breaches any of its non-solicitation obligations described above, or (v) the Company knowingly and intentionally materially breaches any representation, warranty, covenant or other agreement contained in the Merger Agreement which (A) would give rise to the failure of a condition set forth in paragraph (f) or (g) described below in Section 14—“Conditions of the Offer” and (B) cannot be or has not been cured, in all material respects, within the earlier of 30 days after the giving of written notice to the Company or the Outside Termination Date; or

(d) by the Company (i) at any time prior to the acceptance for payment by Gulfside of Shares pursuant to the Offer, to accept a Superior Proposal as described above, (ii) if Gulfside or the Purchaser fails to commence the Offer as required by the Merger Agreement or makes any changes to the Offer in contravention of the Merger Agreement, (iii) if, at any time prior to the purchase of Shares in the Offer, Gulfside or the Purchaser breaches in any material respect any of the representations, warranties, covenants or agreements contained in the Merger Agreement and such breach cannot be or has not been cured, in all material respects, within the earlier of 30 days after the giving of written notice to Gulfside or the Outside Termination Date, or (iv) if Gulfside and the Purchaser fail to pay for Shares pursuant to the Offer in accordance with the Merger Agreement.

Fees and Expenses. The Company must pay to Gulfside a termination fee of $1,000,000 if (i) Gulfside terminates the Merger Agreement pursuant to paragraph (c) clauses (i)-(iii) above under “—Termination”; (ii) Gulfside terminates the Merger Agreement pursuant to paragraph (c) clause (iv) above under “—Termination” and (A) prior to or at the time of such termination, a third party has publicly announced an intention to make (whether or not conditional) an Acquisition Proposal to the Company or any of its subsidiaries or to any of the Company’s representatives, the consummation of which would constitute an Acquisition Event, and (B) within 12 months following the termination of the Merger Agreement, an Acquisition Event with such third party or its affiliates is consummated or the Company enters into a definitive agreement with such third party or its affiliates providing for an Acquisition Event; (iii) the Company terminates the Merger Agreement pursuant to paragraph (d) clause (i) above under “—Termination”; or (iv) the Company terminates the Merger Agreement pursuant to paragraph (b) clauses (ii)-(iii) above under “—Termination” and (A) prior to or at the time of such termination, a third party has publicly announced an intention to make (whether or not conditional) an Acquisition Proposal to the Company or any of its subsidiaries as representatives, the consummation of which would constitute an Acquisition Event, and (B) within 12 months following the termination of the Merger Agreement, an Acquisition Event with such third party or its affiliates is consummated or the Company enters into a definitive agreement with such third party or its affiliates providing for an Acquisition Event. The Company must pay Gulfside the termination fee (i) in the case of (i) or (iii), within two business days of the termination of the Merger Agreement and (ii) in the case of (ii) or (iv), within two business days after the earlier of the consummation of such Acquisition Event or the entry by the Company into such definitive agreement.

As used in the Merger Agreement, the term “Acquisition Event” means any of the following transactions (other than the transactions contemplated by the Merger Agreement): (i) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company pursuant to which the stockholders of the Company immediately preceding such transaction hold less than 50.0% of the aggregate equity interests in the surviving or resulting entity of such transaction, (ii) a sale or other disposition by the Company of assets representing in excess of 50.0% of the aggregate fair market value of the Company’s business immediately prior to such sale, or (iii) the acquisition by any person or group, including by way of a tender offer or an exchange offer or issuance by the Company, directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 50.0% of the voting power of the then outstanding shares of capital stock of the Company.

Amendment. The Merger Agreement may be amended, modified and supplemented by written agreement of the parties upon approval of the Company Board on the one hand, and Gulfside and Purchaser on the other hand, but, after the election or appointment of the directors designated by Gulfside and until the Effective Time, any amendment must be approved by a majority of the Independent Directors as described above.

Stock Option Agreement. The following is a summary of the material provisions of the Stock Option Agreement, a form of which is filed as an exhibit to the Tender Offer Statement on Schedule TO. The summary is qualified in its entirety by reference to the form of Stock Option Agreement, which is incorporated by reference herein.

Grant of Option. Pursuant to the terms of the Stock Option Agreement, the Company granted Gulfside and the Purchaser an irrevocable option (the “Top-Up Option”) to purchase a number of Shares equal to the Applicable Amount (as defined below) at any time prior to the earlier of (i) the termination of the Merger Agreement or (ii) 5:00 p.m., Tampa, Florida time, on the thirtieth business day following the expiration of the Offer, at an exercise price per Share equal to the Offer Price, as may be increased in accordance with the Merger Agreement (the “Exercise Price”). The “Applicable Amount” means the number of Shares which, when added to the number of Shares owned (of record or beneficially) by Gulfside, the Purchaser and their respective subsidiaries immediately prior to the exercise of the Top-Up Option, would result in Gulfside, the Purchaser and their respective subsidiaries owning (of record or beneficially) in the aggregate, immediately after exercise of the Top-Up Option, 90.0% of the then issued and outstanding Shares.

Exercise of Option. The Stock Option Agreement provides that Gulfside or the Purchaser may exercise the Top-Up Option if, but only if (i) the Purchaser has accepted for payment and paid for all Shares validly tendered and not withdrawn pursuant to the Offer (the “Accepted Shares”), and (ii) the Accepted Shares shall equal 85.0% or more of the then issued and outstanding Shares. Subject to the foregoing conditions, the Top-Up Option may be exercised by Gulfside or the Purchaser in accordance with the terms of the Stock Option Agreement.

Reservation of Shares. Under the Stock Option Agreement and for so long as the Merger Agreement has not been terminated pursuant to the provisions thereof, the Company agreed to (i) at all times maintain, free from preemptive rights, sufficient authorized but unissued Shares or treasury shares (or Other Option Securities (as defined below)) issuable pursuant to the Stock Option Agreement so that the Top-Up Option may be exercised without additional authorization of Shares (or Other Option Securities) after giving effect to all other options, warrants, convertible securities and other rights to purchase Shares (or Other Option Securities), (ii) not, by charter amendment or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act, avoid or seek to avoid the observance or performance of any of the covenants to be observed or performed under the Stock Option Agreement by the Company, and (iii) promptly take all action as may from time to time be required in order to permit Gulfside or the Purchaser to exercise the Top-Up Option and the Company to duly and effectively issue the Shares (or Other Option Securities) pursuant to the Stock Option Agreement.

Adjustment Upon Changes in Capitalization. The Stock Option Agreement provides that in the event of any change in the Shares by reason of stock dividends, splits, mergers, recapitalizations, combinations, subdivisions, conversions, exchanges of shares or other similar transactions, then the Shares purchasable upon exercise of the Top-Up Option will be appropriately adjusted so that Gulfside or the Purchaser, as the case may be, receive upon exercise of the Top-Up Option and payment of the Exercise Price the number and class of shares or other securities (“Other Option Securities”) that Gulfside or the Purchaser would have owned or been entitled to receive after the happening of any of the events described above if the Top-Up Option had been exercised immediately prior to such event, or the record date therefor, as applicable. In the event that the number of Shares subject to the Top-Up Option are adjusted, the Exercise Price will be appropriately adjusted, if applicable, by multiplying the Exercise Price by a fraction, the numerator of which will be equal to the aggregate number of Shares purchasable under the Top-Up Option prior to the adjustment and the denominator of which will be equal to the aggregate number of Shares purchasable under the Top-Up Option immediately after the adjustment. The Stock Option Agreement provides that if the Top-Up Option is adjusted so that Other Option Securities are issuable under the Stock Option Agreement, then the price for such Other Option Securities will be determined ratably and equitably, in the good faith discretion of the Company Board.

Representations and Warranties of the Company. Pursuant to the Stock Option Agreement, the Company made certain representations and warranties to Gulfside and the Purchaser, including representations relating to: authority and enforceability; other actions; and no conflict.

Representations and Warranties of Gulfside and the Purchaser. Pursuant to the Stock Option Agreement, Gulfside and the Purchase made certain representations and warranties to the Company, including representations relating to: investment intent and capability of evaluating an investment in the Option, Shares issuable upon exercise of the Option, and Other Option Securities.

Securities Purchase and Tender Agreement. The following is a summary of the material provisions of the Securities Purchase and Tender Agreement, a form of which is filed as an exhibit to the Tender Offer Statement on Schedule TO. The summary is qualified in its entirety by reference to the form of Securities Purchase and Tender Agreement, which is incorporated by reference herein.

Tender of the Shares; Exercise of Warrants. Pursuant to the Securities Purchase and Tender Agreement, TDA Industries, Inc., James E. Helzer, and Steven R. Andrews, stockholders of the Company who own 6,680,000 currently outstanding Shares in the aggregate and a warrant to purchase up to 1,000,000 Shares at an exercise price per share of $1.50, or approximately 68% of the outstanding Shares on a fully diluted basis (each referred to as a “Stockholder,” and collectively as the “Stockholders”) agreed to (i) validly tender such Stockholder’s Shares into the Offer as promptly as practicable, and in any event no later than the fifth business day, following the commencement of the Offer pursuant to the Merger Agreement and (ii) not withdraw any Shares so tendered unless the Offer is terminated or has expired without the Purchaser purchasing all Shares validly tendered in the Offer. The Securities Purchase and Tender Agreement provides that if such Stockholder holds Warrants, and the exercise of such Warrants will cause the Minimum Condition to be satisfied, then such Stockholder will, if requested by Gulfside, immediately prior to the closing of the Offer exercise any Warrants that are exercisable at the time of the request and whose exercise price is at or less than the Offer Price, and execute all appropriate documentation in connection with such exercise. Mr. Helzer holds a Warrant to purchase up to 1,000,000 Shares at an exercise price of $1.50 per Share. Each Stockholder further agreed to permit Gulfside and the Purchaser to publish and disclose in the Offer Documents and, if approval of the stockholders of the Company is required under applicable law, a proxy statement, such Stockholder’s commitments, arrangements, and understandings under this Agreement.

Transfer of the Shares. Prior to the termination of the Securities Purchase and Tender Agreement, none of the Stockholders will: (i) transfer, assign, sell, gift-over, pledge or otherwise dispose of, or consent to any of the foregoing (“Transfer”), the record ownership or beneficial ownership (or both) of any of the Shares, the Warrants, or any right or interest therein; (ii) enter into any contract, option or other agreement, arrangement or understanding with respect to any Transfer; (iii) enter into any tender, voting, or other such agreement, or grant any proxy, power of attorney or other authorization or consent with respect to any of the Shares or the Warrants; (iv) deposit any of the Shares into a voting trust, or enter into a voting agreement or arrangement with respect to any of the Shares; or (v) take any other action that would in any way restrict, limit or interfere with the performance of such Stockholder’s obligations hereunder or the transactions contemplated by the Securities Purchase and Tender Agreement or make any representation or warranty of such Stockholder untrue or incorrect.

Voting Arrangements. The Securities Purchase and Tender Agreement provides that, during the time the Securities Purchase and Tender Agreement is in effect, at any meeting of the stockholders of the Company (a “Company Stockholders’ Meeting”), however called, and at every adjournment or postponement thereof, each Stockholder will (i) appear at the meeting or otherwise cause such Stockholder’s Shares to be counted as present thereat for purposes of establishing a quorum, (ii) vote, or execute consents in respect of such Stockholder’s Shares, or cause such Stockholder’s Shares to be voted, or consents to be executed in respect thereof, in favor of the approval and adoption of the Merger Agreement (including any revised or amended Merger Agreement approved by the Company Board) and any action required in furtherance thereof, and (iii) vote, or execute consents in respect of such Stockholder’s Shares to be voted, or consents to be executed in respect thereof, against (A) any agreement or transaction relating to an Acquisition Proposal or transaction or occurrence that if proposed and offered to the Company or its stockholders (or any of them) would constitute an Acquisition Proposal (other than as proposed by Gulfside, the Purchaser or any of their subsidiaries or affiliates) or (B) any amendment of the Company’s certificate of incorporation or bylaws or other proposal, action or transaction involving the Company or any of its subsidiaries or any of its stockholders, which amendment or other proposal, action or transaction could reasonably be expected to prevent or materially impede or delay the consummation of the Merger or the transactions contemplated by the Merger Agreement or the consummation of the transactions contemplated by the Securities Purchase and Tender Agreement, or to deprive Gulfside or the Purchaser of any material portion of the benefits anticipated by Gulfside and the Purchaser to be received from the consummation of the Merger or the transactions contemplated by the Merger Agreement or the transactions contemplated by the Securities Purchase and Tender Agreement, or to change in any manner the voting rights of the Shares presented to the stockholders of the Company (regardless of any recommendation of the Company Board) or in respect of which vote or consent of the Stockholder is requested or sought.

As security for the Stockholders’ obligations with respect to the voting arrangements, each of the Stockholders appointed Gulfside as such Stockholder’s attorney and proxy, which proxy and power of attorney is irrevocable and coupled with an interest, in accordance with the DGCL, with full power of substitution and re-substitution, to cause the Stockholder’s Shares to be counted as present at any Company Stockholders’ Meetings to vote such Shares at any Company Stockholders’ Meeting, however called, and to execute consents in respect of such Shares as and to the extent provided in the Securities Purchase and Tender Agreement. If for any reason the proxy granted by each Stockholder is not irrevocable, then each Stockholder will vote such Stockholder’s Shares in accordance with the voting arrangements above as instructed by Gulfside in writing. The Stockholders, Gulfside and the Purchaser agreed that the foregoing voting arrangements constitute a voting agreement created under Section 218 of the DGCL. Each Stockholder irrevocably waived any rights of appraisal or rights to dissent from the Merger that the Stockholder may have.

Representations and Warranties of the Stockholders. Pursuant to the Securities Purchase and Tender Agreement, each Stockholder has made certain representations and warranties to Gulfside and the Purchaser, including representations relating to: record and beneficial ownership of the Shares and Warrants; legal capacity, organization, power and authority; enforceability; absence of conflicts; title to Shares; consents, waivers and approvals of community property interests; and reliance upon Stockholder’s execution and delivery of the Securities Purchase and Tender Agreement.

Representations and Warranties of Gulfside and the Purchaser. Pursuant to the Securities Purchase and Tender Agreement, Gulfside and the Purchaser have made certain representations and warranties to the Stockholders, including representations relating to: organization and power, authority and governmental approvals to conduct their business; power and authority to execute the Securities Purchase and Tender Agreement; and enforceability.

Certain Events. In the event of any change in the Shares by reason of a stock dividend, stock split, split-up, recapitalization, reorganization, business combination, consolidation, exchange of shares, or any similar transaction or other change in the capital structure of the Company affecting the Shares or the acquisition of additional Shares or other securities or rights of the Company by any Stockholder (whether through the exercise of any options, warrants or other rights to purchase Shares or otherwise): (i) the number of Shares owned by such Stockholder will be adjusted appropriately, and (ii) the Securities Purchase and Tender Agreement and the obligations thereunder will attach to any additional Shares or other securities or rights of the Company issued to or acquired by each of the Stockholders.

Termination. The Securities Purchase and Tender Agreement will terminate immediately upon termination of the Merger Agreement in accordance with the terms of the Merger Agreement.

Further Assurances. The Securities Purchase and Tender Agreement provides that the Stockholders will, upon request of Gulfside or the Purchaser, execute and deliver any additional documents and take such further actions as may reasonably be deemed by Gulfside or the Purchaser to be necessary or desirable to carry out the provisions of, and to vest in Gulfside the power to vote the Shares as contemplated by, the Securities Purchase and Tender Agreement.

Amendment. The Securities Purchase and Tender Agreement provides that no amendment, modification or waiver in respect of the Securities Purchase and Tender Agreement will be effective against any party unless it is in writing and signed by such party.

Confidentiality Agreement. The following is a summary of the material provisions of the Confidentiality Agreement, dated as of February 20, 2004, between the Company and Gulfside (the “Confidentiality Agreement”), which is filed as an exhibit to the Tender Offer Statement on Schedule TO. The summary is qualified in its entirety by reference to the Confidentiality Agreement, which is incorporated by reference herein.

Pursuant to the terms of the Confidentiality Agreement, Gulfside agreed to keep confidential, subject to certain exceptions, certain confidential, nonpublic or proprietary information concerning the business, operations, assets and liabilities of the Company provided by the Company to Gulfside or its affiliates, or Gulfside’s or its affiliates’ directors, officers, employees, agents, advisors or representatives of Gulfside’s agents, advisors or prospective lenders (collectively referred to as Gulfside’s “Representatives”) in connection with a possible transaction to acquire the Company (an “Acquisition Transaction”), and to use the confidential information solely for the purpose of evaluating a possible Acquisition Transaction. Without the prior written consent of the Company, Gulfside and Gulfside’s Representatives will not disclose to any person (i) the fact that the confidential information has been made available to Gulfside or its Representatives, or that Gulfside or its Representatives have inspected any portion of the confidential information, (ii) the fact that any discussions or negotiations are taking place concerning a possible Acquisition Transaction or (iii) any of the terms, conditions or other facts with respect to any possible Acquisition Transaction, including the status of, unless and only to the extent that such disclosure (after making reasonable efforts to avoid such disclosure and after advising and consulting with the Company about Gulfside’s or its Representatives’ intention to make, and the proposed contents of, such disclosure) is, in the opinion of counsel to Gulfside, required by law.

The Confidentiality Agreement provides that for a period of two years from the date of the Confidentiality Agreement, neither Gulfside nor any of its affiliates, alone or with others, directly or indirectly, will in any manner (i) acquire, agree to acquire, or make any proposal (or request permission to make any proposal) to acquire ownership (including, but not limited to, beneficial ownership as defined in Rule 13d-3 promulgated under the Exchange Act) of any securities (including, without limitation, any direct or indirect rights, warrants, or options to acquire any securities) of the Company (other than securities acquired in connection with an initial issuance by the Company) or assets, property, or business of the Company or its affiliates, including any rights or options to acquire such ownership, unless such acquisition, agreement, or making of a proposal shall have been expressly first approved (or in the case of a proposal, expressly first invited) by the Company Board, (ii) solicit proxies from stockholders of the Company or otherwise seek to influence or control the management or policies of the Company or any of its affiliates (or request permission to do so), or (iii) enter into any discussions, negotiations, arrangements, or understandings, or otherwise assist (including, without limitation, by knowingly providing or arranging financing for that purpose) any other person with respect to any of the foregoing. If at anytime during such period Gulfside or its affiliates are approached by any person concerning Gulfside, its affiliates or their participation in a transaction involving the Company’s securities, assets, properties, or business, Gulfside will promptly notify the Company of the nature of such contact and the parties thereto. For the two-year period from the date of the Confidentiality Agreement, Gulfside agreed not to solicit or cause to be solicited, subject to the terms of the Confidentiality Agreement, the employment of or hire any executive officer or any managerial level or other key employee of the Company.

The obligations and agreements contained in the Confidentiality Agreement survive any termination of the Confidentiality Agreement or the Merger Agreement and will continue in full force and effect.

12. Purpose of the Offer; Plans for the Company.

Purpose of the Offer. The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, the Purchaser intends to consummate the Merger as promptly as practicable.

The Company Board has approved the Merger and the Merger Agreement. Depending upon the number of Shares purchased by the Purchaser pursuant to the Offer, the Company Board may be required to submit the Merger Agreement to the Company’s stockholders for approval at a stockholder’s meeting convened for that purpose in accordance with the DGCL. If stockholder approval is required, the Merger Agreement must be approved by a majority of all votes entitled to be cast at such meeting.

If the Minimum Condition is satisfied, the Purchaser will have sufficient voting power to approve the Merger Agreement at the Company stockholders’ meeting without the affirmative vote of any other stockholder. If the Purchaser acquires at least 90.0% of the then outstanding Shares pursuant to the Offer, the Merger may be consummated without a stockholder meeting and without the approval of the Company’s stockholders. The Merger Agreement provides that the Company will be merged with and into the Purchaser and that the certificate of incorporation and bylaws of the Purchaser will be the certificate of incorporation and bylaws of the Surviving Corporation following the Merger; provided that the name of the Surviving Corporation will be “Eagle Supply Group, Inc.”

Appraisal Rights. Under the DGCL, holders of Shares do not have dissenters’ rights as a result of the Offer. In connection with the Merger, however, stockholders of the Company will have the right to dissent and demand appraisal of their Shares under the DGCL. Dissenting stockholders who comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price per Share paid in the Merger and the market value of the Shares. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the consideration per Share to be paid in the Merger. Moreover, the Purchaser may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer or the Merger. The preservation, exercise and perfection of appraisal rights requires strict adherence to the applicable provisions of the DGCL, which will be provided to Company stockholders that do not tender Shares into the Offer. Company stockholders who tender Shares into the Offer will not have appraisal rights.

If any holder of Shares who demands appraisal rights under the DGCL fails to properly preserve, exercise and perfect or effectively withdraws or otherwise loses rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the price per share paid in the Offer only. A stockholder may withdraw demand for appraisal by delivering to us a written withdrawal of such demand for appraisal and acceptance of the Merger.

The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law.

Plans for the Company. Pursuant to the terms of the Merger Agreement, promptly upon the purchase of and payment for any Shares by the Purchaser pursuant to the Offer, Gulfside currently intends to seek maximum representation on the Company Board, subject to the requirement in the Merger Agreement regarding the presence of at least three Independent Directors on the Company Board until the Effective Time. The Purchaser currently intends, as soon as practicable after consummation of the Offer, to consummate the Merger.

It is expected that, initially following the Merger, the business and operations of the Company will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Gulfside will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, Gulfside intends to review such information as part of a comprehensive review of the Company’s business, operations, capitalization, indebtedness and management with a view to optimizing development of the Company’s potential in conjunction with Gulfside’s existing business.

Except as described above or elsewhere in this Offer to Purchase, the Purchaser and Gulfside have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving the Company or any of its subsidiaries (such as a merger, reorganization or liquidation), (ii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any material change in the Company’s dividend policy, capitalization or indebtedness, (iv) any change in the Company Board or management of the Company, (v) any other material change in the Company’s corporate structure or business, (vi) a class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (vii) a class of equity securities of the Company being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

13. Effect of the Offer on the Market for the Shares; Registration Under the Exchange Act.

Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than the Purchaser. The Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Stock Quotation. The Shares are quoted on the Nasdaq SmallCap Market and traded on the Boston Stock Exchange. According to Nasdaq’s published guidelines, the Shares might no longer be eligible for inclusion on the Nasdaq SmallCap Market if, among other things, the number of publicly held Shares falls below 500,000, the number of record holders of 100 shares or more falls below 300 or the market value of publicly held Shares over a 30-consecutive business day period is less than $1,000,000. Shares held by officers or directors of the Company or their immediate families, or by any beneficial owner of 10.0% or more of the Shares, ordinarily will not be considered to be publicly held for this purpose. Additionally, the consummation of the Offer also may result in the Shares no longer being eligible to be traded on the Boston Stock Exchange.

If as a result of the purchase of Shares in the Offer or otherwise, the Shares cease to be quoted on the Nasdaq SmallCap Market and traded on the Boston Stock Exchange, the market for the Shares could be adversely affected. It is possible that the Shares would be traded on other securities exchanges (with trades published by such exchanges), the OTC Bulletin Board or in a local or regional over-the-counter market. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders of Shares and the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act, as described below, and other factors.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for trading on the Nasdaq SmallCap Market. Gulfside and the Purchaser currently intend to seek to cause the Company to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met.

14. Conditions of the Offer.

Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) the Purchaser’s right to extend and amend the Offer at any time in its sole discretion (subject to the provisions of the Merger Agreement), the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser’s obligation to pay for or return tendered Shares after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any validly tendered Shares if (i) by the expiration of the Offer (as it may be extended in accordance with the requirements of the Merger Agreement), the Minimum Condition shall not be satisfied or (ii) any of the following events shall occur and be continuing as of the expiration date:

(a) there shall be pending any suit, action or proceeding by any Governmental Entity against the Purchaser, Gulfside, the Company or any of its subsidiaries that (i) seeks to restrain or prohibit Gulfside’s or the Purchaser’s ownership or operation (or that of any of their respective subsidiaries or affiliates) of all or a material portion of their or the Company’s and its subsidiaries’ businesses or assets, or to compel Gulfside or the Purchaser or their respective subsidiaries and affiliates to dispose of or hold separate any material portion of the business or assets of the Company or Gulfside and their respective subsidiaries, (ii) challenges or seeks to prohibit the acquisition by Gulfside or the Purchaser of any Shares under the Offer, seeks to restrain or prohibit the making or consummation of the Offer or the Merger or the performance of any of the other transactions, or seeking to obtain from the Company, Gulfside or the Purchaser any damages that are material in relation to the Company and its subsidiaries, taken as a whole, (iii) seeks to impose material limitations on the ability of the Purchaser, or render the Purchaser unable, to accept for payment, pay for or purchase some or all of the Shares pursuant to the Offer and the Merger, or (iv) seeks to impose limitations on the ability of the Purchaser or Gulfside to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to the Company’s stockholders;

(b) there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or deemed applicable, to the Offer or the Merger, that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (iv) of paragraph (a) above;

(c) there shall have occurred (i) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), or (ii) any limitation (whether or not mandatory) by any United States Governmental Entity on the extension of credit generally by banks or other financial institutions;

(d) since the date of the Merger Agreement, there shall have occurred any Material Adverse Effect on the Company and any of its subsidiaries taken as a whole;

(e) the Company Board shall have (i) withdrawn, or modified or changed in a manner adverse to the transactions contemplated by the Merger Agreement, to Gulfside or to the Purchaser (including by amendment of the Schedule 14D-9), its recommendation of the Offer, the Merger Agreement, or the Merger, (ii) recommended any Acquisition Proposal, or (iii) resolved to do any of the foregoing;

(f) any of the representations and warranties of the Company contained in the Merger Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect (other than the Company’s representation and warranty relating to the absence of a change or event that has had a Material Adverse Effect on the Company and its subsidiaries taken as a whole) or any similar standard or qualification, shall not be true and correct in all respects as of the date of determination, as if made at and as of such time, except to the extent expressly made as of an earlier date, in which case as of such earlier date, and except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, have a Material Adverse Effect on the Company and its subsidiaries taken as a whole;

(g) the Company shall have breached or failed, in any material respect, to perform or to comply with its agreements and covenants to be performed or complied with by it under the Merger Agreement;

(h) all consents, permits and approvals of Governmental Entities and other persons shall not have been obtained other than those the failure of which to obtain, individually or in the aggregate, would not have a Material Adverse Effect on the Company and its subsidiaries taken as a whole;

(i) the Company shall not have obtained agreements from its employees to reduce their contractual rights to change of control payments by an aggregate of $600,000; or

(j) the Merger Agreement shall have been terminated in accordance with its terms.

The foregoing conditions are for the benefit of Gulfside and the Purchaser, may be asserted by Gulfside or the Purchaser regardless of the circumstances giving rise to such condition, and may be waived by Gulfside or the Purchaser in whole or in part at any time and from time to time in the discretion of Gulfside or the Purchaser, subject in each case to the terms of the Merger Agreement. The failure by Gulfside or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and, each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

15. Certain Legal Matters; Regulatory Approvals.

General. The Purchaser is not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 15, based on its examination of publicly available information filed by the Company with the SEC and other publicly available information concerning the Company, the Purchaser is not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that might be adversely affected by the Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Purchaser or Gulfside as contemplated herein. Should any such approval or other action be required, the Purchaser currently contemplates that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While the Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company’s business, or certain parts of the Company’s business might not have to be disposed of, any of which could cause the Purchaser to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 14—“Conditions of the Offer.”

State Takeover Statutes. A number of states have adopted laws that purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or that have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws.

In Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated in, and has a substantial number of stockholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporation incorporated outside of Florida.

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL (“Section 203”) prevents an “interested stockholder” (including a person who has the right to acquire 15.0% or more of the corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder. The Company Board approved for purposes of Section 203 the entering into by the Purchaser, Gulfside and the Company of the Merger Agreement and the consummation of the transactions contemplated thereby and has taken all appropriate action so that Section 203, with respect to the Company, will not be applicable to Gulfside and the Purchaser by virtue of such actions. In addition, the Company Board approved for purposes of Section 203 the entering into of the Stock Purchase and Tender Agreements by the Purchaser, Gulfside and the stockholders of the Company who are parties thereto and the transactions contemplated thereby and has taken all appropriate action so that Section 203 with respect to the Company, will not be applicable to Gulfside and the Purchaser by virtue of such action.

The Purchaser is not aware of any state takeover laws or regulations which are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations. If any government official or third party should seek to apply any state takeover law to the Offer or the Merger or other business combination between the Purchaser or any of its affiliates and the Company, the Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, the Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and the Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, the Purchaser may not be obligated to accept for payment or pay for any tendered Shares. See Section 14—“Conditions of the Offer.”

United States Antitrust Law. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules that have been promulgated under the HSR Act by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The Offer and the Merger are not subject to the filing and waiting period requirements of the HSR Act.

Notwithstanding the foregoing, the FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the Purchaser’s acquisition of Shares in the Offer and the Merger. At any time before the Purchaser’s acquisition of Shares, the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the Purchaser’s acquisition of Shares in the Offer, the Merger or otherwise, or seeking the divestiture of Shares acquired by the Purchaser, or the divestiture of substantial assets of Gulfside or its subsidiaries. Private parties, as well as state governments, may also bring legal action under the antitrust laws under certain circumstances. The Purchaser does not believe that the consummation of the Offer or the Merger will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer or the Merger or other acquisition of Shares by the Purchaser on antitrust grounds will not be made or, if such a challenge is made, what the result will be. See Section 14—“Conditions of the Offer” of this Offer to Purchase for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions.

Foreign Antitrust Law. The antitrust and competition laws of certain foreign countries may apply to the Offer and the Merger and filings and notifications may be required. The Purchaser, Gulfside and the Company are reviewing whether any such filings are required in connection with the Offer or the Merger and intend to make such filings promptly to the extent required. However, the Purchaser does not currently believe that any such filings will be required.

Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which the Purchaser seeks to acquire the remaining Shares not held by it. The Purchaser believes that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one (1) year following the consummation of the Offer and, in the Merger, stockholders will receive the same price per Share as paid in the Offer. Rule 13e-3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders be filed with the SEC and disclosed to stockholders prior to consummation of the transaction.

16. Fees and Expenses.

Gulfside and the Purchaser have retained SunTrust Bank to be the Depositary and Georgeson Shareholder to be the Information Agent and in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Depositary and the Information Agent each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Gulfside nor the Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

17. Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and to extend the Offer to holders of Shares in such jurisdiction.

No person has been authorized to give any information or to make any representation on behalf of Gulfside or the Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized.

The Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, the Company has filed with the SEC a Solicitation/ Recommendation Statement on Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the Company Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC (but not the regional offices of the SEC) in the manner set forth under Section 7—“Certain Information Concerning the Company” above.

GULFCO ACQUISITION, INC.

August 16, 2004

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF

GULFSIDE AND THE PURCHASER

1. Directors and Executive Officers of Gulfside. The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each director and executive officer of Gulfside are set forth below. References herein to “Gulfside” mean Gulfside Supply, Inc. Unless otherwise indicated below, the business address of each director and officer is c/o Gulfside Supply, Inc., 501 North Reo Street, Tampa, Florida 33609. Where no date is shown, the individual has occupied the position indicated for the past five years. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Gulfside. Except as described herein, none of the directors and officers of Gulfside listed below has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. All directors and officers listed below are citizens of the United States.

Name	Title	Present Principal Occupation and Five-Year Employment History
James S. Resch	Chairman and President	Mr. Resch has served as President for more than five years.

Bradley J. Resch	Director and Vice President–General Manager	Mr. Resch has served as Vice President–General Manager since January 2000. Mr. Resch served as a Regional Manager from January 1995 to January 2000.

Molly A. Resch	Director, Corporate Office Administrator, Secretary and Treasurer	Ms. Resch has served as Corporate Office Administrator, Secretary and Treasurer for more than five years.

Stephanie A. Resch	Director and Vice President–Purchasing and Inventory Control	Ms. Resch has served as Vice President–Purchasing and Inventory Control for more than five years.

Jill M. Buhler	Director and Vice President–Human Resources	Ms. Buhler has served as Vice President–Human Resources for more than five years.

2. Directors and Executive Officers of the Purchaser. The name and position with the Purchaser of each director and officer of the Purchaser are set forth below. The business address, Gulfside principal occupation or employment, five-year employment history and citizenship of each such person is set forth above.

Name	Title
James S. Resch	Director, President, Secretary, and Treasurer

I-1

Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required, documents should be sent or delivered by each stockholder or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

SunTrust Bank

By Mail:	Overnight Courier:	By Hand:

SunTrust Bank Stock Transfer Department P.O. Box 4625 Atlanta, Georgia 30302 Attention: Reorg	SunTrust Bank Stock Transfer Department 58 Edgewood Avenue Room 225 Atlanta, Georgia 30303 Attention: Reorg	SunTrust Bank Stock Transfer Department 58 Edgewood Avenue Room 225 Atlanta, Georgia 30303 Attention: Reorg

By Facsimile Transmission (For Eligible Institutions Only): (404) 332-3875

To Confirm Facsimile Only: (800) 568-3476

Questions or requests for assistance may be directed to the Information Agent at the address and telephone number listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer:

The Information Agent for the Offer is:

17 State Street, 10th Floor

New York, New York 10004

Banks and Brokers Call: (212) 440-9800

or

All Others Call Toll Free: (866) 432-2786